Exhibit 99.1

SCOPUS VIDEO NETWORKS LTD.
10 Ha'amal Street
Park-Afek, Rosh-Ha'ayin 48092, Israel
(Telephone: +972 3 900 7777; Fax: +972 3 900 7702)

Rosh-Ha'ayin, Israel January 6, 2009

To the Shareholders of Scopus Video Networks Ltd.:

        You are cordially invited to attend the Special General Meeting of Shareholders of our company, or the Meeting, to be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Friday, February 6, 2009, at 10:30 a.m. (Israel time) and thereafter as it may be adjourned from time to time. Throughout this Proxy Statement, we use terms such as “Scopus,” “we”, “us”, “our” and “our company” to refer to Scopus Video Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        At the Meeting, you will be asked to consider and vote (i) for the adoption and approval of the Agreement and Plan of Merger, dated as of December 22, 2008, or the Merger Agreement, by and among Harmonic Inc., a Delaware corporation, or the Purchaser, Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, that provides for the acquisition of Scopus by Purchaser by means of a merger of Merger Sub with and into Scopus, or the Merger, with Scopus as the surviving company, (ii) to approve the Merger, and (iii) to approve all other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger.” The Merger and the other transactions contemplated by the Merger Agreement are sometimes referred to herein as the Merger Proposal.

        If the Merger is completed, Scopus shareholders will have the right to receive US$5.62 in cash, or the Merger Consideration, without interest and less any applicable withholding tax, for each ordinary share of Scopus owned by them immediately prior to the effective time of the Merger, and subject to adjustment as set forth in the Merger Agreement.

        Our Audit Committee and Board of Directors have (a) reviewed and considered the terms and conditions of the Merger Agreement, (b) determined that the Merger is in the best interests of our company and its shareholders, and (c) unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger.” Our Board of Directors has also determined that no reasonable concern exists that we, as the surviving company in the Merger, will be unable to fulfill our obligations to our creditors. The Merger Agreement is attached as Appendix A to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        Our financial advisor, Thomas Weisel Partners LLC, or TWP, rendered a written opinion to our Board of Directors, dated December 22, 2008, which stated that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to our shareholders. TWP’s written opinion is attached as Appendix B to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE MERGER PROPOSAL.

        Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes. Record holders of our outstanding ordinary shares as of January 6, 2009, the record date, are entitled to notice of, and to vote at, the Meeting, and are entitled to one vote at the Meeting per ordinary share held. Our outstanding ordinary shares constitute the only outstanding class of our share capital.

        Certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of our outstanding ordinary shares have executed a Voting Agreement and an irrevocable proxy in substantially the form attached as Appendix C to the enclosed Proxy Statement, or, collectively, the Voting Agreements, in favor of the Purchaser under which those shareholders have agreed, among other things, to vote all of the ordinary shares owned by them in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby. We urge you to read the Voting Agreement carefully in its entirety.

        Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement. The enclosed Proxy Statement provides you with detailed information about the Meeting, the Merger Agreement and the Merger.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SCOPUS SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SCOPUS SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

        Thank you for your cooperation.

Very truly yours, DAVID MAHLAB Chairman of the Board of Directors

SCOPUS VIDEO NETWORKS LTD.
10 Ha'amal Street
Park Afek, Rosh Ha'ayin 48092, Israel
(Telephone: +972 3 900 7777; Fax: +972 3 900 7702)

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON FEBRUARY 6, 2009

Rosh Ha'ayin, Israel January 6, 2009

To the Shareholders of Scopus Video Networks Ltd.:

        NOTICE IS HEREBY GIVEN that a special general meeting of shareholders of our company, or the Meeting, will be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Friday, February 6, 2009, at 10:30 a.m. (Israel time) and thereafter as it may be adjourned from time to time. Throughout this Proxy Statement, we use terms such as “Scopus,” “we”, “us”, “our” and “our company” to refer to Scopus Video Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the Meeting will be as follows:

1.	To (a) approve and adopt the Agreement and Plan of Merger, dated as of December 22, 2008, or the Merger Agreement, by and among Harmonic Inc., a Delaware corporation, or the Purchaser, Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, (b) approve the Merger, as defined below, and (c) approve the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger,” or, collectively, the Merger Proposal. The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into our company, with our company continuing as the surviving company (the “Merger”);

–	following the Merger, we will become a private company and a direct or indirect wholly owned subsidiary of the Purchaser; and

–	our ordinary shares outstanding at the effective time of the Merger, or the Scopus Shares, other than ordinary shares held by us or Purchaser, or any direct or indirect wholly owned subsidiary of either Scopus or Purchaser, which ordinary shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor, will automatically be converted into the right to receive US$5.62 in cash, or the Merger Consideration, without interest and less any applicable withholding taxes, and subject to adjustment as set forth in the Merger Agreement.

        The full text of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

        We currently know of no other business to be transacted at the Meeting, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

        OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

        Shareholders of record at the close of business on January 6, 2009 are entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting. This Proxy Statement, the accompanying notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about January 7, 2009.

        IT IS IMPORTANT THAT YOUR SCOPUS SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than forty-eight (48) hours before the Meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described in Item 1 above.

        By signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or the Merger Sub; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by the Purchaser, Merger Sub or any of the foregoing.

        If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting. Joint holders of Scopus Shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any Scopus Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of such Scopus Shares, and for this purpose seniority will be determined by the order in which the names appear in the register of shareholders.

        Please do not send your certificates representing Scopus Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

By order of the Board of Directors, DAVID MAHLAB Chairman of the Board of Directors

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 6, 2009

INTRODUCTION

        We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be adjourned or postponed from time to time, or the Meeting, to be held at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel on Friday, February 6, 2009, at 10:30 a.m. (Israel time) and thereafter as it may be adjourned from time to time. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about January 7, 2009 to all holders of Scopus ordinary shares entitled to notice of, and to vote at, the Meeting. Throughout this Proxy Statement, we use terms such as “Scopus,” “we”, “us”, “our” and “our company” to refer to Scopus Video Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the Meeting will be as follows:

1.	To (a) approve and adopt the Agreement and Plan of Merger, dated as of December 22, 2008, or the Merger Agreement, by and among Harmonic Inc., a Delaware corporation, or the Purchaser, Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, (b) approve the Merger, as defined below, and (c) approve the other transactions contemplated by the Merger Agreement, including, without limitation, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger,” or, collectively, the Merger Proposal. The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into our company, with our company continuing as the surviving company (the “Merger”);

–	following the Merger, we will become a private company and a direct or indirect wholly owned subsidiary of the Purchaser; and

–	our ordinary shares outstanding at the effective time of the Merger, or the Scopus Shares, other than ordinary shares held by us or Purchaser, or any direct or indirect wholly owned subsidiary of either Scopus or Purchaser, which ordinary shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor, will automatically be converted into the right to receive US$5.62 in cash, or the Merger Consideration, without interest and less any applicable withholding taxes, and subject to adjustment as set forth in the Merger Agreement.

        The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

        We currently know of no other business to be transacted at the Meeting, other than as set forth in Item 1 above; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

        OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEM 1.

Voting

        Only holders of record of the Scopus Shares at the close of business on the record date, January 6, 2009, are entitled to notice of, and to vote at, the Meeting. As of January 1, 2009, there were 14,260,348 Scopus Shares outstanding and entitled to vote. Each Scopus Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

        A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of our company, will constitute a quorum at the Meeting. Scopus Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the general meeting shall stand adjourned until one day thereafter at the same time and place or to such other day, time and place as our Board of Directors may indicate in a notice to the shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two shareholders holding at least 10% of the issued and outstanding Scopus Shares.

        Provided that a quorum is present, approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Scopus Shares present (in person or by proxy) at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes).

        However, if Purchaser, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds Scopus Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger. Therefore, by signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (2) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

Proxies

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Scopus a proxy as detailed below. If your Scopus Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

        Proxies will be solicited by our Board of Directors. Proxies will be solicited by mail and will be mailed to our shareholders on or about January 7, 2009. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

        All Scopus Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described in Item 1 above. We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

        A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Scopus Video Networks Ltd., 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, Attention: Chief Financial Officer.

        ITEM 1 – APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE MERGER PROPOSAL

Required Vote:

        Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Scopus Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes.

        However, if Purchaser, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds shares in Scopus, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

        The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Page

Beneficial Ownership of Scopus Shares	78
Independent Public Accountants	79
Where You Can Find More Information	79
Other Matters	79
Appendix A Agreement and Plan of Merger	A
Appendix B Opinion of Thomas Weisel Partners LLC	B
Appendix C Form of Voting Agreement	C

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

        The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all the questions that may be important to you as a shareholder of Scopus. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79.

Q:	What is the proposed Merger?

A:	The proposed Merger is the acquisition of our company by the Purchaser pursuant to the Merger Agreement. Following the completion of the Merger, our company will become a private company and a wholly owned subsidiary of the Purchaser.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will be entitled to receive US$5.62 in cash, without interest and less any applicable withholding taxes, for each of your Scopus Shares outstanding as of the effective time of the Merger (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Effective Time of the Merger, Closing Date” beginning on page 55 of this Proxy Statement).

The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Scopus Shares), reorganization, recapitalization, reclassification or other like change with respect to Scopus Shares having a record date on or after the date of the Merger Agreement and prior to the effective time of the Merger. In addition, if, at the effective time of the Merger, our representations and warranties relating to our share capital structure are not true in any non-de minimus respect, then the Merger Consideration and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item.

You will not receive any shares in the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Friday, February 6, 2009, at 10:30 a.m. (Israel time) at our offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel.

Q:	What am I being asked to vote on?

A:	You are being asked to approve the Merger Proposal, which is a proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement, including, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger,” which matters are collectively referred to as the Merger Proposal.

We do not currently expect there to be any other matters on the agenda at the Meeting; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What vote is required for our shareholders to approve the Merger Proposal?

A:	The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Scopus Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Merger Proposal, not including abstentions and broker non-votes. Certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of the outstanding Scopus Shares have executed a Voting Agreement and an irrevocable proxy in substantially the form attached as Appendix C, collectively, the Voting Agreements, in favor of the Purchaser under which each of those shareholders have agreed, among other things, to vote all of the Scopus Shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

However, if Purchaser, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds shares in Scopus, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting, in person or by proxy, excluding abstentions, and the Purchaser, Merger Sub, any Purchaser Affiliate and anyone acting on their behalf, including their family members or entities under their control, shall not have voted against the Merger. Therefore, by completing, signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any Purchaser Affiliate.

Q:	How does our Board of Directors recommend that I vote?

A:	Our Board of Directors, acting upon the unanimous recommendation of the audit committee of the Board of Directors, has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and unanimously recommends that you vote “FOR” the approval of the Merger Proposal.

Q:	Why is our Board of Directors recommending that I vote for approval of the Merger Proposal?

A:	Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger–Background of the Merger” beginning on page 33 and “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 35.

Q:	If the Merger is completed, when can I expect to receive the Merger Consideration for my shares? Should I send my stock certificates now?

A:	Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. Payment should occur after the closing, as described in the following paragraph. You should be aware that since some of the closing conditions require consents and approvals which are beyond our control, we cannot give an exact estimate as to when the closing will occur. In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the exchange agent. For additional information see the sections of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page45.

Promptly after the Merger is completed, the exchange agent will send each holder of record immediately prior to the effective time of the Merger a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Scopus Shares and any other documentation required to facilitate payment in exchange for the Merger Consideration for each Scopus Share you hold. You should not send your certificates representing Scopus Shares to us or anyone else until you receive such instructions. The exchange agent will send the Merger Consideration to you as promptly as practicable following its receipt of your stock certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger Consideration.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as soon as practicable and expect to complete the Merger during the latter part of the first quarter of calendar year 2009, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and the Purchaser’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. The Merger Agreement may be terminated if the Merger is not completed by May 22, 2009, which date will be extended to August 22, 2009, if on May 22, 2009 all of the closing conditions have been satisfied or waived (except for conditions that by their nature are only to be satisfied as of the closing of the Merger) other than the conditions relating to injunctions or restraints on the Merger imposed by governmental entities (if the applicable injunction or restraint is temporary or preliminary), so long as the terminating party’s breach of the Merger Agreement did not cause the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 69 for a summary description of these conditions.

Q:	What effects will the proposed Merger have on our company?

A:	As a result of the proposed Merger, we will cease to be a publicly traded company and will be a privately-held company that is a wholly owned subsidiary of the Purchaser. You will no longer have any economic interest in our future earnings or growth. Following the completion of the proposed Merger, the registration of the Scopus Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, will be terminated upon application to the U.S. Securities and Exchange Commission, or SEC. In addition, upon completion of the proposed Merger, the Scopus Shares will no longer be listed on any stock exchange, including the NASDAQ Global Market, or the NASDAQ.

Q:	What happens if the Merger is not completed?

A:	If the Merger Agreement is not approved and adopted by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any Merger Consideration for their Scopus Shares. Instead, we will remain an independent public company and the Scopus Shares will continue to be listed on the NASDAQ. Under circumstances specified in the Merger Agreement, we may be required to pay the Purchaser a termination fee and/or reimburse the Purchaser for its out-of-pocket expenses as described in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 73.

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Friday, February 6, 2009, at 10:30 a.m. (Israel time), at our executive offices. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to our Chief Financial Officer so it is received prior to the Meeting. Scopus Shares represented by properly executed proxies received by us not later than forty-eight (48) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding Scopus Shares at the close of business (4:00 p.m. E.S.T.) on January 6, 2009, the record date for the Meeting, are entitled to notice of, and to vote at the Meeting. As of January 1, 2009, there were 14,260,348 Scopus Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Scopus Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Scopus Shares. In order to receive the Merger Consideration, you must hold your Scopus Shares through the completion of the Merger.

Q:	How will the Merger affect my stock options to acquire Scopus ordinary shares?

A:	At the effective time of the Merger, each outstanding unvested option to purchase our ordinary shares will be terminated and cancelled for no consideration, and each outstanding vested option to purchase our ordinary shares will be terminated and cancelled in exchange for the right to receive a single lump sum cash payment equal to the product obtained by multiplying (i) the number of Scopus ordinary shares subject to such option by (ii) the excess, if any, of the Merger Consideration minus the exercise price per share subject to such option. For additional information see the section of this Proxy Statement entitled “The Merger–Interests of Our Officers and Directors in the Merger”beginning on page 51.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of Scopus Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact our Chief Financial Officer, at our executive offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel; telephone number: +972-3-900-7100; fax number: +972-3–900-7702.

SUMMARY

        This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79. Each item in this Summary includes a page reference directing you to a more complete description of that topic. Throughout this Proxy Statement, all references to “Scopus,” “we,” “us,” “our” or words of like import are references to Scopus Video Networks Ltd. and its subsidiary, and all references to “$” or to “US$" are to United States dollars.

The Parties to the Merger (Page 26)

        We were incorporated in the State of Israel in December 1993. We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “SCOP.” Our principal executive offices are located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, and our telephone number is +972 3 900 7777. Additional information regarding us is contained in our filings with the SEC. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79.

        Harmonic Inc., or the Purchaser, was initially incorporated in California in June 1988 and reincorporated into Delaware in May 1995. Harmonic is a leading provider of versatile and high performance video solutions that enable service providers to efficiently deliver the next generation of broadcast and on-demand services including high definition, video-on-demand, network personal video recording and time-shifted TV. Harmonic Inc.‘s common stock are publicly traded on the NASDAQ Global Select Market under the symbol “HLIT.” Harmonic Inc.‘s principal executive offices are located at 549 Baltic Way, Sunnyvale, California 94089, and its telephone number is (408) 542-2500. Additional information regarding Harmonic Inc. is contained in Harmonic Inc.‘s filings with the SEC.

        Sunrise Acquisition Ltd., or the Merger Sub, is an Israeli company and a wholly owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

The Merger (Page 33)

        The Merger Agreement provides that Merger Sub will merge with and into our company, or the Merger. We will be the surviving company in the Merger, or the Surviving Company. In the Merger, the Scopus Shares issued and outstanding as of the effective time of the Merger, other than our ordinary shares held by us or Purchaser, or any direct or indirect wholly owned subsidiary of either Scopus or Purchaser, which ordinary shares, immediately prior to the effective time of the Merger, will automatically be cancelled with no consideration delivered in exchange therefor, will be converted into the right to receive US$5.62 in cash, without interest and less any applicable withholding taxes, which we refer to in this Proxy Statement as the Merger Consideration.

        The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Scopus Shares), reorganization, recapitalization, reclassification or other like change with respect to Scopus Shares having a record date on or after the date of the Merger Agreement and prior to the effective time of the Merger. In addition, if, at the effective time of the Merger, our representations and warranties relating to our share capital structure are not true in any non-de minimus respect, then the Merger Consideration and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item.

Effects of the Merger (Page 56)

        If the Merger is completed, you will be entitled to receive the Merger Consideration, without interest and less any applicable withholding taxes, for each Scopus Share owned by you as of the effective time of the Merger. As a result of the Merger, we will become a private company and a wholly owned subsidiary of the Purchaser and will cease to be a publicly traded company. You will not receive any shares of the Surviving Company in connection with the Merger nor will you have any ownership interest in the Surviving Company following the completion of the Merger.

Stock Options (Page 56)

        Under the terms of the Merger Agreement, each outstanding option to purchase Scopus Shares that is unexercised immediately prior to the effective time of the Merger will be cancelled by virtue of the Merger and without any action on the part of any holder of any option; provided, however, that no option may be exercised after the seventh (7th) day prior to the closing date. With respect to our options that are vested or become vested by the time of the closing, or the Vested Options, such Vested Options will be cancelled in consideration for the right to receive, as promptly as practicable following the effective time of the Merger (and in any event no later than the fifth business day thereafter), an amount in cash equal to the number of Scopus Shares underlying such Vested Options multiplied by the amount, if any, by which the Merger Consideration exceeds the option exercise price per Scopus Share subject to such Vested Options, without interest and less any applicable withholding taxes.

The Special General Meeting (Page 28)

        Time and Place (Page 28)

        The Meeting will be held on Friday, February 6, 2009, at 10:30 a.m. (Israel time), at our executive offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel.

        Purpose (Page 28)

        At the Meeting, you will be asked to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement, or, collectively, the Merger Proposal.

        Record Date and Quorum Requirements (Page 28)

        You are entitled to vote at the Meeting if you owned Scopus Shares at the close of business on January 6, 2009, the record date for the Meeting. As of January 1, 2009, there were 14,260,348 Scopus Shares outstanding and entitled to vote. The presence, in person or by proxy, of at least two Scopus shareholders who collectively hold at least 33.3% of the voting rights of Scopus Shares on the record date is necessary to constitute a quorum at the Meeting.

        Voting Rights and Vote Required (Page 29)

        You will have one vote for each Scopus Share that you owned on the record date.

        The affirmative vote of the holders of a majority of the Scopus Shares present, in person or by proxy, at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes) is required to approve and adopt the Merger Proposal.

        However, if Purchaser, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds shares in Scopus, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger. Therefore, by signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Purchaser or Merger Sub; (b) a person or entity acting on behalf of Purchaser, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any of the foregoing.

        Certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of the outstanding Scopus Shares have executed a Voting Agreement and an irrevocable proxy in substantially the form attached as Appendix C, collectively, the Voting Agreements, in favor of the Purchaser under which each of those shareholders have agreed, among other things, to vote all of the Scopus Shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

        Voting and Proxies (Page 30)

        Any shareholder of record entitled to vote at the Meeting may vote in person by attending the Meeting or by submitting the enclosed proxy card. If your Scopus Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Scopus Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Scopus Shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to our Chief Financial Officer (b) submitting a later-dated proxy or (c) attending the Meeting and voting in person. Scopus Shares represented by properly executed proxies received by us forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superceded, be voted at the Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Scopus Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors (Page 35)

        Audit Committee. Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the Merger is in the best interests of our company and our shareholders and recommended that the Board of Directors approve the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger.”

        Board of Directors. Our Board of Directors, acting upon the unanimous recommendation of the Audit Committee, has (a) determined that the Merger is in the best interests of our company and our shareholders, (b) unanimously approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger,” (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call the Meeting and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve and adopt the Merger Agreement, and approve the Merger and the other transactions contemplated by the Merger Agreement.

        For a discussion of the material factors considered by the Audit Committee and Board of Directors in reaching their conclusions, see “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 35.

        The Board of Directors unanimously recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Opinion of Our Financial Advisor (Page 39)

        In connection with the Merger, our Board of Directors received a written opinion, dated December 22, 2008, from TWP, our financial advisor, as to the fairness, from a financial point of view and as of the date of such opinion, of the Merger Consideration. The full text of TWP’s written opinion is attached to this Proxy Statement as Appendix B and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

        TWP’s opinion relates only to the fairness, from a financial point of view, of the Merger Consideration to be received in the Merger and does not address any other aspect of the Merger. The opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to our company or our company’s underlying business decision to effect the Merger, nor does the opinion constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger. TWP’s opinion was provided solely for the benefit of our Board of Directors in connection with, and for the purpose of, its evaluation of the Merger and may not be relied upon by any third party (including any shareholder of our company) or used for any other purpose.

No Appraisal Rights (Page 45)

        Under Israeli law, holders of Scopus Shares are not entitled to appraisal rights in connection with the Merger.

Financing of the Merger (Page 45)

        If the Merger is consummated, we estimate that Purchaser will pay approximately US$84 million in consideration to our shareholders and optionholders in connection with the Merger pursuant to the terms of the Merger Agreement. Purchaser will fund this transaction with its existing cash and cash equivalents and short-term investments balance, which as of September 26, 2008, totaled approximately US$293 million. There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger (Page 45)

        United States Federal Income Tax Consequences

        In general, if you are a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 45), the Merger will be a taxable transaction to you for U.S. federal income tax purposes pursuant to which you will recognize capital gain or loss in an amount equal to the difference between your tax basis in your Scopus Shares and the amount of cash received.

        However, the tax consequences of the Merger to each Scopus shareholder will depend on such shareholder’s particular facts and circumstances. If you are a U.S. Holder, you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 45.

        Israeli Tax Consequences

        Your receipt of cash in exchange for your Scopus Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20% for an individual and 25% for a corporation), unless an exemption or relief is provided from such withholding tax. If you are a U.S. Holder, any withheld amount may, subject to the limitations in U.S. tax laws applicable to foreign tax credits, be credited against your U.S. federal income tax liability. Our company and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to holders of Scopus Shares that are non-Israeli residents. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 47.

Regulatory Matters (Page 49)

        We are required to obtain certain Israeli governmental and regulatory approvals in connection with the Merger, including approval by the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, of the change in ownership of our company to be effected by the Merger, or the Investment Center Approval. A letter requesting such approval was sent to the Investment Center on January 5, 2008 and we expect to receive the provisional approval of the Investment Center within the next few weeks. See the section of this Proxy Statement entitled “The Merger–Regulatory Matters– Israeli Investment Center” beginning on page 50.

        Except for the approvals and certificates described under the section of this Proxy Statement entitled “The Merger–Regulatory Matters” beginning on page 49, we are not aware of any license or regulatory permit that would be required in order to consummate the Merger, including any requirement to file any notification forms with (1) the United States Federal Trade Commission, or the FTC, and the Antitrust Division of the United States Department of Justice, or the DOJ, as may be required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations thereunder, or (2) the Israeli Restrictive Trade Commissioner, or the IRT Commissioner, as may be required by the Israeli Restrictive Trade Law, 1988, or the IRT Law, and the rules and regulations thereunder. However, there can be no assurance that a challenge to the Merger on antitrust grounds or otherwise will not be made or, if such a challenge is made, that it would not be successful.

        The Merger will become effective following the fulfillment (or waiver, to the extent permissible under applicable law) of all conditions precedent set forth in the Merger Agreement, the receipt of all of the required governmental and regulatory approvals and the issuance of the Merger Certificate by the Israeli Companies Registrar.

Interests of our Officers and Directors in the Merger (Page 51)

        In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest, including, among others:

–	certain of our executive officers will receive a special cash bonus if the Merger is consummated;

–	outstanding vested stock options held by our executive officers and directors will be cancelled and cashed out when the Merger becomes effective; and

–	indemnification arrangements for our directors and officers as of immediately prior to the effective time of the Merger will be continued if the Merger is completed.

        For additional details, see “The Merger– Interests of our Officers and Directors in the Merger” beginning on page 51.

        Our Audit Committee and Board of Directors were aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching its decision to approve the Merger Agreement and the Merger.

Voting Agreements (Page 76)

        In connection with the Merger, certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of the outstanding Scopus Shares have executed Voting Agreements (including an irrevocable proxy), in substantially the form attached as Appendix C to this Proxy Statement, in favor of the Purchaser under which each of those shareholders have agreed, among other things, to vote all of the Scopus Shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby. We urge you to read carefully the form of Voting Agreement in its entirety.

Conditions to the Completion of the Merger (Page 69)

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction or waiver of the following conditions:

–	the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement by our shareholders;

–	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (1) is in effect and (2) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger;

–	there shall have been obtained (1) such permits or authorizations, and there shall have been taken all such other actions by any governmental entity or other regulatory authority having jurisdiction over the parties and the actions proposed to be taken under the Merger Agreement, in each case as may be required to lawfully consummate the Merger and the failure of which to obtain would result in a material impact on any of the parties, and (2) the Investment Center Approval (collectively, the “Required Governmental Consents”); and

–	at least fifty (50) days shall have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty (30) days shall have elapsed from the approval of the Merger by the shareholders of each of our company and the Merger Sub.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	our representations and warranties set forth in the Merger Agreement shall be true and correct in the manner described in the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 69, and we must deliver to the Purchaser and Merger Sub at the closing of the Merger a certificate to such effect;

–	we must have performed or complied in all material respects with all agreements or covenants required by us to be performed or complied with under the Merger Agreement at or prior to the closing date of the Merger, and we must deliver to the Purchaser and Merger Sub at the closing of the Merger a certificate to such effect;

–	between the date of the Merger Agreement and the closing date of the Merger, there must not have been any Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Material Adverse Effect” beginning on page 61) on our company, and we must deliver to the Purchaser and Merger Sub at the closing of the Merger a certificate to such effect;

–	there shall not be instituted or pending any suit, action or proceeding asserted by or before any governmental entity having jurisdiction over us, Purchaser or Merger Sub and the actions contemplated under the Merger Agreement that is seeking to impose an Antitrust Restraint (as defined in the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 70);

–	Not more than 15% of the persons listed on a schedule to the Merger Agreement shall have either (i) indicated in writing his or her intention to terminate his or her employment with us or our subsidiary at any time following the effective time of the Merger or (ii) terminated his or her employment with us or our subsidiary at or prior to the effective time of the Merger; and

–	the Required Governmental Consents shall have been obtained without the imposition of any term, condition or consequence the acceptance of which could reasonably be expected to materially impair the benefits to Purchaser reasonably expected, as of the date of the Merger Agreement, to be realized from the consummation of the Merger.

        Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	the representations and warranties of the Purchaser and Merger Sub shall be true and correct in the manner described in the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 69, and the Purchaser and Merger Sub must deliver to us at the closing of the Merger a certificate to such effect; and

–	the Purchaser and Merger Sub must have performed or complied in all material respects with all agreements and covenants required by them to be performed or complied with under the Merger Agreement at or prior to the closing date of the Merger, and the Purchaser and Merger Sub must deliver to us at the closing of the Merger a certificate to such effect.

Restrictions on Solicitation of Other Offers (Page 65)

        We have agreed with Purchaser that until the earlier of: (i) the termination of the Merger Agreement pursuant to its termination provisions (see the section of this Proxy Statement entitled “The Merger Agreement–Termination” beginning on page 71) and (ii) the effective time of the Merger (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Effective Time of the Merger, Closing Date” beginning on page 55), except to the extent specifically permitted under the Merger Agreement, we will not, and will cause our subsidiary not to, permit or authorize any of our or our subsidiary’s officers, directors (or affiliates of any such officers or directors), employees, affiliates, investment bankers, attorneys, accountants, or other agents, advisors or representatives, which persons we sometimes refer to herein as our representatives, to, directly or indirectly:

–	solicit, initiate, seek, knowingly encourage or facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement – No Solicitation Covenant – Alternative Transaction Proposals” beginning on page 65);

–	participate or otherwise engage in any discussions or negotiations regarding, or furnish to any person any non-public information or grant access to our books, records or personnel with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Transaction Proposal;

–	grant any person a waiver or release under any standstill or similar agreement with respect to any class or equity security of us or our subsidiary;

–	approve, endorse or recommend any Alternative Transaction Proposal; or

–	enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Alternative Transaction Proposal.

        We have agreed, among other things, to give Purchaser two business days prior notice (or such lesser prior notice as is provided to the members of our Board of Directors) of any of our Board of Directors’ meetings at which our Board of Directors’ could reasonably be expected to consider any Alternative Transaction Proposal or any component thereof, including to consider whether such Alternative Transaction Proposal is a Superior Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement – No Solicitation Covenant – Superior Proposals” beginning on page 66). In addition, we have agreed to promptly notify Purchaser in writing (and in no event more than 24 hours) after receipt by us or our subsidiary of any Alternative Transaction Proposal, including the material terms and conditions thereof and the identity of the maker of such Alternative Transaction Proposal, and to keep Purchaser informed on a current basis in all material respects regarding the status and details of any such Alternative Transaction Proposal. See in the section of this Proxy Statement entitled “The Merger Agreement – No Solicitation Covenant – Notification Obligations” beginning on page 66.

        Notwithstanding these limitations, if at any time prior to obtaining the approval of our shareholders of the Merger Proposal, we receive an unsolicited, bona fide written Alternative Transaction Proposal from a third party which is determined to be, or which our Board of Directors has concluded in good faith (after the receipt of advice from and consultation with our outside legal counsel and TWP or another financial advisor of national standing in the United States of America) is reasonably likely to become, a Superior Proposal, and our Board of Directors determines in good faith (after the receipt of advice from and consultation with outside legal counsel) that it is required to do so to comply with its fiduciary duties under Israeli law, we may then take the following actions, subject to certain limitations set forth in the Merger Agreement:

–	furnish nonpublic information to the third party making such Alternative Transaction Proposal, if, and only if, (A) prior to so furnishing such information, we receive from the third party an executed confidentiality agreement on terms no less favorable in any material respect to us than the terms of the confidentiality agreement executed between us and the Purchaser, and which includes a standstill provision and an employee non-solicitation provision; and (B) that any such information must be provided to the Purchaser contemporaneously with furnishing any such nonpublic information to such third party (to the extent not previously made available to the Purchaser); and

–	engage in discussions or negotiations with the third party with respect to the Alternative Transaction Proposal.

Change of Recommendation (Page 67)

        Solely in response to the receipt of a Superior Proposal, our Board of Directors may, at any time prior to the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement by our shareholders, make a Change of Recommendation (as defined in the section of this Proxy Statement entitled “The Merger Agreement – No Solicitation Covenant – Change of Recommendation” beginning on page 67), provided that we meet certain conditions specified in the Merger Agreement, including, among other things, that:

–	the Superior Proposal has been made, has not been withdrawn and continues to be a Superior Proposal;

–	we provided Purchaser with five business days’ advance written notice of our intention to effect a Change of Recommendation, which notice contains all material written information regarding the Superior Proposal, such that if requested by Purchaser during this period, we must negotiate with the Purchaser in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Alternative Transaction Proposal ceases to constitute a Superior Proposal; and

–	our Board of Directors has concluded in good faith, after receipt of advice from and consultation with our outside legal counsel, that, in light of such Superior Proposal and after considering any adjustments or negotiations pursuant to the preceding paragraph, that our Board of Directors is required to effect a Change of Recommendation to comply with its fiduciary obligations to our shareholders under applicable Israeli law.

Termination (Page 71)

        We and the Purchaser, prior to the effective time of the Merger, (in each case, upon the authorization of such party’s board of directors) can terminate the Merger Agreement under certain circumstances, including:

–	by mutual written consent of Purchaser and us;

–	by either Purchaser or us:

š	if the effective time of the Merger has not occurred by May 22, 2009, which date will be extended to August 22, 2009, if on May 22, 2009 all of the closing conditions have been satisfied or waived (except for conditions that by their nature are only to be satisfied as of the closing of the Merger) other than the conditions relating to injunctions or restraints imposed on the Merger by governmental entities (if the applicable injunction or restraint is temporary or preliminary), such date, as applicable, referred to as the End Date, so long as this right to terminate the Merger Agreement will not be available to a party whose failure to comply with, or breach of, any provision of the Merger Agreement was a primary cause of or resulted in the failure of the Merger to be completed by such date;

š	if any law or legal requirement makes the consummation of the Merger illegal or if a government entity of competent jurisdiction issues an order, decree or ruling or takes any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable, so long as this right to terminate the Merger Agreement will not be available to a party whose action or failure to act has been a principal cause of or resulted in such legal requirement or action; or

š	if our shareholders have not adopted the Merger Proposal at the Meeting, so long as this right to terminate the Merger Agreement will not be available to us where the action or failure to act of ours has been a principal cause of or resulted in the failure to obtain the requisite shareholder approval and such action or failure to act constitutes a material breach by us of the Merger Agreement.

–	by us if:

š	we are not in material breach of our obligations under the Merger Agreement, and if Purchaser has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of Purchaser’s representations or warranties shall have become untrue, in either case such that Purchaser will not be able to satisfy the closing conditions in the Merger Agreement applicable to its representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable prior to the applicable End Date then we may not terminate the Merger Agreement until the end of a twenty day cure period and so long as Purchaser continues to use all reasonable efforts to cure such breach during such twenty day cure period; or

š	if our Board of Directors effects a Change of Recommendation pursuant to the Merger Agreement, in which our Board of Directors shall have determined to accept or enter into a transaction related to a Superior Proposal that was the subject of such Change of Recommendation; so long as in advance of or concurrently with such termination we pay the Termination Fee and the Expense Reimbursement in the manner provided for in the Merger Agreement.

–	by Purchaser if:

š	Purchaser is not in material breach of its obligations under the Merger Agreement, and if we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties shall have become untrue, in either case such that we will not be able to satisfy the closing conditions in the Merger Agreement applicable to our representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable prior to prior to the applicable End Date, then Purchaser may not terminate the Merger Agreement until the end of a twenty day cure period and so long as we continue to use all reasonable efforts to cure such breach during such twenty day period; or

š	at any time prior to the time our shareholder approval has been obtained, a “Triggering Event” (as defined in the section of this Proxy Statement entitled “The Merger Agreement– Termination” beginning on page 73) with respect to us or a material breach of sections 6.2 or 6.3 of the Merger Agreement relating to our duty to call and hold the meeting of our shareholders to approve the Merger Proposal, our Board of Directors’ recommendation, and the handling of Alternative Transaction Proposals.

Fees and Expenses (Page 73)

        The Merger Agreement requires that we pay Purchaser a termination fee of US$3,422,000, or the Termination Fee, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 73.

        We are also required to pay Purchaser all of its reasonable and documented out-of-pocket expenses up to an aggregate amount of US$856,000, or the Expense Reimbursement, in certain circumstances as described below in the section of this Proxy Statement entitled “The Merger Agreement–Fees and Expenses” beginning on page 75.

        All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated, except that we and Purchaser will share equally the filing fee required for all pre-merger notifications and reports forms under applicable antitrust laws.

Market Price Information (Page 77)

        The Scopus Shares are publicly traded on the NASDAQ Global Market under the symbol “SCOP.” On December 22, 2008, the last full trading day prior to the public announcement of the Merger, the closing price for the Scopus Shares was US$3.84 per share. On January 5, 2009, the most recent practicable date before this Proxy Statement was printed, the closing price for the Scopus Shares on the NASDAQ Global Market was US$5.40 per Scopus Share. For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 77.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “Summary,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

–	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

–	the outcome of any legal proceedings that may be instituted against Scopus and others relating to the Merger Agreement;

–	the failure of the Merger to close for any other reason;

–	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger, and the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

–	the distraction of our management resulting from the proposed transaction; and

–	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79.

        Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

        Scopus Video Networks Ltd. was incorporated in the State of Israel in December 1993 as Telcatel Teletec Advanced Telecommunications Ltd., a wholly-owned subsidiary of Tadiran Ltd. We changed our name in 1994 to Scopus Imaging Ltd., and in 1995, Tadiran spun-off its activity in the field of digital video networking to us, and we were renamed Scopus D.V.C. Ltd. In 1996, we changed our name to Tadiran Scopus Ltd., in 2001 to Scopus Network Technologies Ltd. and in 2005 to Scopus Video Networks Ltd. We have a wholly-owned subsidiary, Scopus Video Networks Inc., a Delaware corporation, located at 3 Independence Way, 1st floor Princeton NJ 08540, which also serves as our agent for service of process in the U.S. We maintain regional sales offices in China, India and Russia.

        We develop, market and support digital video networking products, including intelligent video gateways, encoders, decoders and network management products. Our customers include satellite, cable and telecom service providers and terrestrial broadcasters, collectively referred to as network operators. Our products are typically installed in a network operator equipment facility or broadcast center to support digital television, high-definition television, or HDTV, live event coverage and the distribution of video content between network operator facilities. We focus exclusively on digital video networking, which we believe allows us to offer products with compelling features and performance at competitive prices. We provide a comprehensive digital video networking product and systems offerings, which we believe are a key competitive differentiator for us. We market our products through a combination of third-party distribution, direct sales and partnerships with original equipment manufacturers, or OEMs. Our products and systems are used by hundreds of network operators across the globe. As of December 31, 2008, we had a total workforce of approximately 305 full-time employees worldwide.

        Our ordinary shares are publicly traded on the NASDAQ Global Market under the symbol “SCOP.”

        For more information about our company, please visit our website at www.scopus.net. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page79.

Purchaser

        Harmonic Inc., which we refer to as the Purchaser, was initially incorporated in California in June 1988 and reincorporated into Delaware in May 1995.

        Harmonic is a leading provider of versatile and high performance video products and system solutions that enable service providers to efficiently deliver the next generation of broadcast and on-demand services, including high definition television, video-on-demand, network personal video recording and time-shifted TV. Cable, satellite, broadcast and telecom service providers can increase revenues and lower operational expenditures by using Harmonic Inc.‘s digital video, broadband optical access and software solutions to offer consumers the compelling and personalized viewing experience that is driving the business models of the future. Harmonic Inc. is headquartered in Sunnyvale, California with R&D, sales and system integration centers worldwide. Its customers, including many of the world’s largest communications providers, deliver services in virtually every country.

        Harmonic Inc.‘s common stock are publicly traded on the NASDAQ Global Select Market under the symbol “HLIT.”

        For more information about Harmonic Inc., please visit its website at www.harmonicinc.com. The information provided on Harmonic Inc.‘s website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 79.

Merger Sub

        Sunrise Acquisition Ltd., which we refer to as Merger Sub, is an Israeli company and a wholly owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will cease to exist, and we will continue as the Surviving Company.

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

        This Proxy Statement is being furnished to holders of Scopus Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Friday, February 6, 2009, at 10:30 a.m. (Israel time), at our executive offices, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about January 7, 2009 to all holders of Scopus Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

        Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger” in the Proxy Statement, be, and they hereby are, approved and adopted in all respects.”

        Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 33 and 55, respectively.

        Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of Scopus

        The Board of Directors has approved the Merger Proposal. THE BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF SCOPUS AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER SCOPUS SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors.”

Record Date, Method of Voting and Quorum Requirements

        In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed January 6, 2009 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Scopus Shares at the close of business on that date, irrespective of the amount of Scopus Shares in your possession on such date. As of January 1, 2009, there were 14,260,348 Scopus Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

        You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

        The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

        Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the Merger Proposal as described in this document.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

        Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

        A quorum of shareholders is necessary to have a valid meeting of our shareholders. At least two shareholders present in person or by proxy, and holding or representing, in the aggregate, at least thirty three and one third percent (33.33%) of the voting power of our company, will constitute a quorum, at the Meeting. Scopus Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. In the event that a quorum is not present at the Meeting, it is expected that the Meeting will be postponed to solicit additional proxies.

Voting Rights and Vote Required

        Each Scopus Share outstanding as of the record date will be entitled to one vote at the Meeting.

        The affirmative vote of the holders of a majority of the Scopus Shares present, in person or by proxy, at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes, is required to approve the Merger Proposal.

        However, if Purchaser, Merger Sub or any person or entity holding directly or indirectly 25% or more of either the voting rights or the right to appoint directors of Purchaser or Merger Sub (any such person or entity is described in this paragraph as a Purchaser Affiliate) holds Scopus Shares, then there is an additional requirement for the approval, namely that a majority of the shares that are present and voting at the Meeting in person or by proxy (excluding Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. By completing, signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any Purchaser Affiliate. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or our Chief Financial Officer.

        A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” that proposal.

        A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

        Certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of the outstanding Scopus Shares have executed Voting Agreements in favor of the Purchaser under which each of those shareholders have agreed, among other things, to vote all of the Scopus Shares owned by it, him or her in favor of the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated thereby.

Adjournment and Postponement

        If a quorum is not present at the Meeting, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting. An adjournment or postponement of the Meeting may be made from time to time by the holders of Scopus Shares representing a majority of the votes present, in person or by proxy, at the Meeting.

        In addition, if a quorum of our shareholders is not present within half an hour from the time appointed for the holding of the Meeting, the general meeting shall stand adjourned until one day thereafter at the same time and place or to such other day, time and place as our Board of directors may indicate in a notice to the shareholders. At such adjourned Meeting the necessary quorum for the business for which the original Meeting was called shall be two shareholders holding at least 10% of the issued and outstanding Scopus Shares.

Voting Procedures; Revoking Proxies or Voting Instructions

        Shareholders of Record

        If you are a shareholder of record, meaning that your Scopus Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

        You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to our Chief Financial Officer a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Scopus Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superceded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to: Scopus Video Networks Ltd. 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel, Attention: Chief Financial Officer. Written notices of revocation may also be faxed to us at +972-3-900-7702.

        You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

        If you sign, date and return your proxy card without indicating how you want to vote, your Scopus Shares will be voted “FOR” all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Shares Held in Street Name

        If you hold your Scopus Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Scopus Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Scopus Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

        Voting of Proxies

        All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superceded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Scopus Shares will be voted “FOR” the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

        This Proxy Solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

        Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Scopus Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

        SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING SCOPUS SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

        SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

        If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact our Chief Financial Officer, at our executive offices located at 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel; telephone number: +972-3-900-7100; fax number: +972-3–900-7702.

THE MERGER

        The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

        Following our initial public offering in December 2005, we focused on developing our digital video networking business on a stand-alone basis. However, our Board of Directors has periodically reviewed a variety of business strategies, including possible business combinations, with our senior management. These reviews took account of our financial performance and relevant market, economic, competitive and other conditions at the relevant times. During these discussions, our Board of Directors and management have also noted the trend of consolidation in the markets in which we participate.

        Between December 2006 and February 2007, our senior management held several meetings and discussions with Harmonic regarding the potential benefits of a possible business combination between us.

        In January 2007, after conducting a selection process for a financial advisor to assist us with exploring strategic alternatives, our Board of Directors retained Thomas Weisel Partners LLC, or TWP. TWP was familiar with our company as it had previously acted as the lead underwriter in our initial public offering. Thereafter, in reviewing our strategic alternatives and our prospects as an independent company, our Board of Directors and senior management conferred with, and obtained assistance from, TWP from time to time.

        During February 2007, several other parties were contacted by TWP, at the direction of our Board of Directors, to explore potential strategic combinations for our company. In late February 2007, Harmonic informed us that it was not interested in pursuing a business combination with us. In addition to Harmonic, one other party that indicated potential initial interest in the opportunity informed us in March 2007 that it was not interested in pursuing a business combination with us.

        In August 2007, Optibase completed an unsolicited partial tender offer for our ordinary shares, acquiring 690,000 ordinary shares at $5.75 per share. Following the tender offer, Optibase held 3,725,223 ordinary shares, representing approximately 27.3% of our then outstanding shares.

        In August 2007, our Board of Directors retained Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., or Goldfarb, as outside legal counsel.

        Between July and November 2007, at the direction of our Board of Directors, TWP again contacted several parties, including Harmonic, to explore potential strategic combinations involving our company. None of these parties indicated interest in the opportunity at that time.

        Between January and March 2008, we engaged in exploratory discussions with Optibase concerning the possible acquisition by us of Optibase’s operations in exchange for the issuance to Optibase of ordinary shares of Scopus. In early April 2008, the discussions reached a standstill. Thereafter, in mid April 2008, Optibase demanded that we convene a shareholder meeting to (1) approve a resolution that would declassify our Board of Directors and (2) elect a slate of directors proposed by Optibase.

        In June 2008, we held a special meeting of our shareholders to vote on Optibase’s proposals and an alternative proposal submitted by us to declassify our Board of Directors at the 2008 annual meeting. None of the proposals was approved. We and Optibase thereafter resumed discussions and, on August 4, 2008, entered into a non-binding term sheet whereby we would acquire Optibase’s operations in exchange for the issuance to Optibase of up to 3,500,000 of our ordinary shares.

        Beginning in late May 2008, Dr. Patrick Harshman, Harmonic’s chief executive officer, and Dr. Yaron Simler, our chief executive officer, held periodic discussions regarding the possibility of a business combination between Harmonic and Scopus. In early October 2008, Harmonic submitted a non-binding indication of interest to acquire Scopus together with (1) a binding mutual non-disclosure agreement and (2) a draft agreement providing for an exclusivity period of 45 days.

        During October and November 2008, our Board of Directors, together with our senior management, met several times to review and discuss the Harmonic proposal. Representatives of TWP provided a preliminary analysis as to the fairness to our shareholders, from a financial point of view, of the consideration offered. Representatives of Goldfarb explained various legal issues relating to the proposed transaction, including the fiduciary duties of the directors, potential conflicts of interest and the structure of the proposed transaction.

        At the direction of our Board of Directors, we entered into a mutual non-disclosure agreement with Harmonic in late October 2008. In late October 2008, members of our senior management met with Harmonic’s senior management in New York in order to allow Harmonic to conduct certain of its due diligence with respect to our business, operations and technology. From then and through December 22, 2008, Harmonic and its representatives and advisors were granted access to various business, financial and legal materials of our company, and the parties and their respective advisors held numerous discussions regarding due diligence matters.

        In early November 2008, following several meetings of our Board of Directors to discuss the matter, we advised Optibase that we were terminating the negotiations with Optibase with respect to the proposed transaction to acquire Optibase’s operations.

        In the beginning of November 2008, at the request of our Board of Directors, one other party which had previously indicated some interest in discussing a potential strategic transaction with us was contacted again by TWP; however, this party indicated that it was not prepared to move forward in a timely manner.

        On November 19, 2008, following continued negotiations regarding the preliminary purchase price between us and Harmonic and our and their respective financial advisors, Harmonic submitted a revised non-binding indication of interest to acquire Scopus at a price per share of $5.62. Following negotiation, the parties also executed an exclusivity agreement providing for Harmonic to conduct its confirmatory diligence and to negotiate a definitive merger agreement with us before December 31, 2008.

        In late November 2008, our Board of Directors formed a transaction committee consisting of two directors who undertook to be available to meet regularly on short notice to assist and to advise on the continuing negotiations of the potential transaction with Harmonic.

        On December 6, 2008, Wilson Sonsini Goodrich & Rosati, Professional Corporation, or Wilson Sonsini, outside counsel to Harmonic, provided to Goldfarb a first draft of the Merger Agreement, which contained proposed terms of the potential acquisition. On December 10, 2008, Wilson Sonsini also provided a first draft of the voting agreement that Harmonic was requiring to be executed by certain principal shareholders of Scopus and each of our directors and executive officers.

        From December 7, 2008 through December 11, 2008, members of our senior management met with Harmonic’s senior management at our offices in Israel in order to allow Harmonic to continue its due diligence review with respect to our business, operations and technology, and to begin the negotiations on the terms of the Merger Agreement.

        During the course of the ensuing weeks, Harmonic and we, along with their and our respective advisors, negotiated the terms of the Merger Agreement and the Voting Agreement. These negotiations continued through the night time (California time) of December 22, 2008, or morning time (Israel time) of December 23, 2008. During this process, we negotiated, among other terms we considered important, our ability to maintain appropriate flexibility to respond to alternative transaction proposals should any such proposal be superior to the Harmonic proposal and the right of our Board of Directors to terminate the Merger Agreement in certain circumstances after receipt of such a “superior proposal,” and the fees and expenses payable by us in that and other circumstances.

        In December 2008, our Audit Committee and Board of Directors held meetings to consider and approve the proposed Merger, the Merger Agreement and the transactions contemplated thereby. During such meetings, representatives of Goldfarb provided an explanation of various legal issues relating to the proposed transaction and the Merger Agreement, including the fiduciary duties of the directors, the personal interests of certain officers and directors in the proposed transaction (see under the heading “Interests of our Officers and Directors in the Merger” below), and the terms and conditions of the proposed transaction. Representatives of TWP discussed Scopus’ contacts with other potential parties to potential business combinations since January 2007 and presented an updated analysis as to the fairness to our shareholders, from a financial point of view, of the consideration offered by Harmonic. Discussions were also held concerning the due diligence process and unresolved issues in the negotiations.

        On December 22, 2008, our Board of Directors held a meeting. After an explanation by representatives of Goldfarb of the key changes made to the draft Merger Agreement, and a presentation by TWP of an updated analysis of, and oral opinion as of that date as to, the fairness to our shareholders, from a financial point of view, of the consideration offered by Harmonic, our Board of Directors approved the final terms of the Merger Agreement. In addition, our Board of Directors approved the execution of a release agreement, whereby we and Optibase agreed to waive any claims against each other arising from or in connection with the negotiations between us and Optibase and the termination thereof.

        On the night of December 22, 2008 (California time), or morning of December 23, 2008 time (Israel time), the parties executed the Merger Agreement and Harmonic and we issued a joint press release announcing the execution of the Merger Agreement and of the Voting Agreements by certain principal shareholders and directors and officers of Scopus.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors

        Our Audit Committee evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Audit Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger.”

        Our Board of Directors, acting upon the unanimous recommendation of the Audit Committee, (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, with respect to the matters described under “Interests of our Officers and Directors in the Merger,” (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call a special meeting of shareholders and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Meeting.

        In reaching these determinations, our Audit Committee and Board of Directors considered (a) the advice of our senior management, outside legal counsel and our financial advisor, (b) a variety of business, financial and market factors, and (c) in the case of our Board of Directors, the unanimous recommendation of the Audit Committee.

        In the course of reaching their determinations, our Audit Committee and Board of Directors also considered the following factors and potential benefits of the Merger, each of which the members of the Audit Committee and Board of Directors believed supported its decision:

–	our Audit Committee’s familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our company operates and our position in such markets;

–	our Board of Directors’ and our Audit Committee’s consideration of strategic alternatives to our company, including, without limitation, (1) negotiations with Optibase Ltd., or Optibase, with respect to a potential business combination and (2) discussions with a number of potential strategic buyers and the fact that no other prospective purchaser was willing to make an acquisition proposal for our company;

–	the current and recent historical market prices and trading information for the Scopus Shares and the fact that the consideration payable in the Merger represents a meaningful premium to those recent historical prices and to the current enterprise value of our company;

–	the possible alternatives to the Merger, including the prospects of continuing to operate as an independent entity and the possibility of purchasing Optibase’s assets and the risks and uncertainties associated with such alternatives, including the risks associated with our ability to meet our projections for future results of operations and to successfully integrate Optibase’s business, compared to the certainty of our shareholders realizing in cash a fair value for their investment;

–	the fact that the Merger is with an entity that has conducted no activities prior to the Merger and no material assets or liabilities other than its rights and obligation under the Merger Agreement, so no reasonable concern exists that as a result of the Merger we will not be able to fulfill our obligations to creditors;

–	the financial and other terms and conditions of the Merger Agreement and the fact that they were the product of arm’s-length negotiations between the parties;

–	the Purchaser’s capital resources and its ability to pay the consideration in connection with the Merger without the need to obtain external financing;

–	certain terms of the Merger Agreement and related agreements, including:

š	the limited number and nature of the conditions to the Purchaser’s obligation to consummate the Merger, the negotiated exclusions to the definition of a “Material Adverse Effect,” and the lack of required antitrust approvals;

š	the right of our Board of Directors under certain circumstances to consider unsolicited acquisition proposals and to terminate the Merger Agreement in order to accept a financially superior proposal, subject to paying a fixed termination fee; and

š	the willingness of certain key shareholders of the Company to commit to vote in favor of the Merger.

–	the fact that the consideration payable in connection with the Merger is all cash, allowing our shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

–	the fact that each employee who continues in the employ of our company following the Merger will be eligible to receive employee benefits on substantially the same basis in the aggregate as similarly situated current employees of the Purchaser;

–	the risks and contingencies related to the announcement and pendency of the Merger, including the impact of the Merger on employees, customers, and our relationships with other third parties, which could impair our prospects as an independent company if the Merger is not consummated;

–	the opinion of TWP, dated December 22, 2008, provided to our Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration, as more fully described in the section of this Proxy Statement entitled “The Merger –Opinion of Our Financial Advisor” beginning on page39;

–	recent developments in the industry in which we operate and the impact of such developments on the business and prospects of our company, including the continuing challenging business environment and the impact of consolidation among market participants; and

–	the fact that the Merger Agreement is required to be submitted to our shareholders for approval, which allows for an informed vote by our shareholders on the merits of the Merger.

        Our Board of Directors and our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

–	the risks and costs to us if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

–	the fact that our shareholders will not participate in any future earnings or growth of our company and will not benefit from any appreciation in value of our company, including any appreciation in value that could be realized as a result of improvements to our operations;

–	the requirement that we pay the Purchaser a Termination Fee of US$3,422,000 and reimburse the Purchaser for up to US$856,000 in expenses, depending on the timing and circumstances surrounding termination of the Merger Agreement;

–	the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company;

–	the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

–	the fact that certain of our directors and officers may have conflicts of interest in connection with the Merger, as they may receive certain benefits that are different from, and in addition to, those of our other shareholders;

–	the impact of the Merger on our employees; and

–	the possibility that the Merger will not be approved by the necessary governmental and regulatory authorities.

        We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee and Board of Directors to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee and Board of Directors in its consideration of the Merger. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee and Board of Directors, and the complexity of these matters, our Audit Committee and Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee and Board of Directors may have assigned different weights to various factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

        Our Board of Directors recommends that you vote “FOR” the proposal to approve and adopt the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of Our Financial Advisor

        In January 2007, at the request and on behalf of our Board of Directors, we engaged Thomas Weisel Partners LLC, or TWP, an investment banking firm, to act as its exclusive financial advisor in connection with the possible sale of Scopus. On December 13, 2008, TWP delivered to our Board of Directors its preliminary oral opinion that, as of that date, and based upon and subject to the assumptions, limitations, and considerations set forth therein, the $5.62 per Scopus Share in cash to be received by our shareholders pursuant to the Merger was fair to our shareholders from a financial point of view. On December 22, 2008, TWP provided our Board of Directors with an update of its oral opinion and delivered its written opinion on that date, confirming its oral opinion.

        We did not impose any limitations on TWP with respect to the investigations made or procedures followed in rendering its opinion. In selecting TWP, our Board of Directors considered, among other things, the fact that TWP is a reputable investment banking firm with substantial experience advising companies in the technology sector as well as substantial experience providing strategic advisory services in general. TWP, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; valuations; and general corporate advisory services.

        The full text of the written opinion that TWP delivered to our Board of Directors is attached as Appendix B to this Proxy Statement. The opinion was approved by a fairness committee of TWP. Shareholders are urged to read this opinion carefully and in its entirety for a description of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by TWP in rendering its opinion. The following is a summary of TWP’s opinion and the methodologies used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        TWP has directed its opinion to our Board of Directors in its consideration of the Merger. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger Agreement. The opinion addresses only the fairness of the consideration to be received by our shareholders from a financial point of view as of the date of the opinion. It does not address the relative merits of the Merger or any alternatives to the Merger. Further, it does not address our underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. Moreover, the opinion does not address the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of our company; nor does it address the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the parties to the Merger Agreement, or class of such persons, in connection with the Merger, whether relative to the consideration per share to be received by holders of our ordinary shares or otherwise.

        In connection with its opinion, TWP:

–	reviewed certain publicly available financial and other data with respect to our company, including the consolidated financial statements for recent years and for the interim period ended September 30, 2008 and certain other relevant financial and operating data relating to us which was made available to TWP from published sources and from our internal records;

–	reviewed the financial terms and conditions of the Merger Agreement;

–	reviewed certain publicly available information concerning the trading of, and the trading market for, our ordinary shares;

–	compared our company, from a financial point of view, with certain other companies in the cable equipment industry which TWP deemed to be relevant;

–	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the cable equipment industry which TWP deemed to be comparable, in whole or in part, to the Merger;

–	reviewed and discussed with representatives of our senior management certain information of a business and financial nature regarding our company, furnished to TWP by us, including our financial forecasts and related assumptions;

–	made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with our outside legal counsel; and

–	performed such other analyses and examinations as TWP deemed appropriate.

        In connection with its review, TWP did not assume any obligation to independently verify the foregoing information and relied on it being accurate and complete. TWP also made the following assumptions, in each case with the consent of our Board of Directors:

–	with respect to financial forecasts our management provided to TWP, upon the advice of such management, TWP assumed for purposes of its opinion that the forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of our management at the time of preparation as to our future financial performance, and that such forecasts provided a reasonable basis upon which TWP could form its opinion;

–	that there have been no material changes in the assets, financial condition, results of operations, business or prospects of our company since the date of our last financial statements made available to TWP;

–	that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Israeli Companies Law, 5759-1999, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable foreign, federal and state statutes, rules and regulations; and

–	that the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any amendments thereto, without any waiver by any of the parties thereto of any of the conditions to their respective obligations thereunder and that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Scopus or the Merger.

        TWP relied on advice of our outside counsel and independent accountants as to all legal and financial reporting matters with respect to our company, the Merger and the Merger Agreement. In addition, with the consent of our Board of Directors, TWP did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of our assets or liabilities (contingent or otherwise), nor was TWP furnished with any such appraisals.

        The opinion of TWP was based on economic, monetary, market and other conditions as in effect on, and the information made available to TWP as of, the date of the opinion, and TWP noted the extraordinary nature of such market conditions in effect as of the date of the opinion. Accordingly, although subsequent developments may affect its opinion, TWP did not assume any obligation to update, revise or reaffirm its opinion.

        The following represents a brief summary of the material financial analyses performed by TWP in connection with providing its opinion to our Board of Directors. Some of the summaries of financial analyses performed by TWP include information presented in tabular format. In order to fully understand the financial analyses performed by TWP, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by TWP.

        Comparable Company Analysis. Based on public and other available information, TWP calculated the implied enterprise value of Scopus (which TWP defined as market capitalization plus total debt less cash, cash equivalents and marketable securities), the implied equity value of Scopus and the implied per share value of Scopus based on multiples of estimated calendar year 2008 (CY2008E), estimated calendar year 2009 (CY2009E) and estimated calendar year 2010 (CY2010E) earnings before interest, taxes, depreciation and amortization (EBITDA) and price to earnings (P/E) ratios, which multiples were implied by the estimated enterprise values, EBITDA and P/E ratios of the eight companies listed below in the cable equipment industry. CY2008E, CY2009E and CY2010E information for Scopus was based on projections provided by our management. Some of the metrics, including net income and EBITDA, were adjusted for certain non-recurring items. Projections for the other selected companies were based on publicly available investment banking research. TWP believes that the companies listed below have operations similar to some of our operations, but noted that none of these companies has the same management, composition, size or combination of businesses as Scopus:

–	ARRIS
–	Big Band
–	Harmonic
–	Miranda
–	SeaChange
–	TANDBERG
–	Thomson
–	Vecima

        The following table sets forth the multiples indicated by this analysis:

	Enterprise Value / CY2008E EBITDA	Enterprise Value / CY2009E EBITDA	Enterprise Value / CY2010E EBITDA	CY2008E P/E	CY2009E P/E	CY2010E P/E

Third Quartile	5.0x	4.2x	3.6x	14.5x	13.4x	10.7x

Mean	4.5x	3.8x	3.6x	12.7x	10.7x	9.7x

Median	4.4x	3.6x	3.0x	9.3x	8.2x	8.4x

First Quartile	3.2x	2.8x	2.7x	7.9x	7.3x	7.2x

        While the selected comparable public company analysis compared Scopus to selected public companies in the cable equipment industry, TWP did not include every company that could be deemed to be a participant in this same industry, or in the specific sectors of this industry.

        TWP noted that the enterprise value of the consideration to be received by shareholders in connection with the Merger implied multiples of 15.3x CY2008E EBITDA and 13.1x CY2009E EBITDA.

        Comparable Transactions Analysis. Based on public and other available information, TWP calculated our implied enterprise value, implied equity value and implied per share value based on multiples of last twelve month (“LTM”) and estimated next twelve months (“NTM”). EBITDA and P/E which multiples were implied in the six comparable acquisitions of companies listed below in the cable equipment industry that have been announced since November 2005. Estimated EBITDA and P/E information for Scopus was based on projections provided by our management:

Date Announced	Acquiror	Target

9/20/07	ARRIS	C-Cor

7/02/07	Swarth Group	ECI Telecom

4/21/07	Motorola	Terayon Technology

2/26/07	Ericsson	Tandberg Television

12/20/07	Motorola	Tut System

11/18/05	Cisco	Scientific-Atlanta

        The following table sets forth the multiples indicated by this analysis and the multiples implied by the proposed transaction:

	Enterprise Value / LTM EBITDA	LTM P/E	NTM P/E	NTM + 1 P/E

Third Quartile	13.0x	27.6x	23.7x	21.6x

Mean	12.9x	24.9x	22.6x	21.1x

Median	12.3x	26.3x	23.4x	20.2x

First Quartile	12.2x	23.6x	22.3x	18.6x

        No company or transaction used in the comparable company or comparable transactions analyses is identical to Scopus or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Scopus and the Merger are being compared.

        Discounted Cash Flow Analysis. TWP used the financial cash flow forecasts of Scopus for calendar years ending December 2009 through December 2013, as estimated by our management, to perform a discounted cash flow analysis. In conducting this analysis, TWP assumed that Scopus would perform in accordance with these forecasts. TWP first estimated the terminal value of the projected cash flows by applying multiples to Scopus’ CY2013 estimated EBITDA, which multiples ranged from 4.0x to 6.0x. TWP then discounted the cash flows projected through CY2013 and the terminal value to present values using discount rates ranging from 10% to 14%. This analysis indicated a range of enterprise values, which were then adjusted by our net debt to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $4.93 to $6.48. TWP noted that the value of cash consideration to be received by Scopus’ shareholders in the Merger was $5.62 per share.

        Premiums Paid Analysis. TWP reviewed the consideration offered in 54 acquisition transactions with a purchase price of between $50 million and $150 million involving public US and Israeli-listed high-technology companies announced since January 1, 2005. TWP calculated the premiums paid in these transactions over the applicable average stock price of the acquired company (i.e., the amount by which the price that the acquiror paid for the target shares exceeded the average closing market price of such shares) one day, one week and one month prior to the announcement of the acquisition offer and calculated the per share value implied by such premiums. The following table summarizes the results of this analysis:

	Premium Over Average Target Stock Price as of the Following Periods Prior to Announcement
	One Day	One Week	One Month

Third Quartile	53%	49%	53%

Mean	30%	27%	30%

Median	38%	39%	41%

First Quartile	14%	18%	17%

        TWP noted that the premiums implied by $5.62, the price per share to be paid in the Merger, over the applicable average stock price of Scopus for the period one day, one week and one month prior to the date of the TWP opinion, were 46%, 61% and 31%, respectively.

        The foregoing description is only a summary of the analyses and examinations that TWP deemed material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by TWP. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. TWP believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to us. In addition, TWP may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of TWP with respect to the actual value of Scopus.

        In performing its analyses, TWP made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control. The analyses performed by TWP are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by TWP with respect to the fairness from a financial point of view of the consideration to be received by our shareholders as of the date of the opinion, and were provided to our Board of Directors in connection with the delivery of the TWP opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        As described above, TWP’s opinion was among the many factors that our Board of Directors took into consideration in making its determination to approve, and to recommend that shareholders adopt, the Merger Agreement.

        Under the terms of TWP’s engagement letter, we agreed to pay TWP a $350,000 fee for rendering an opinion, which fee was paid upon delivery of the TWP opinion. We also agreed to pay TWP for its financial advisory services a fee of $50,000 which was paid upon execution of the engagement letter, and a success fee based upon the consideration payable in the Merger, which success fee is contingent upon consummation of the Merger. The success fee payable to TWP would be equal to approximately $1.25 million less the $400,000 of fees already paid. Our Board of Directors was aware of this fee arrangement and took it into account in considering the TWP opinion and in approving the Merger. Further, we agreed to reimburse TWP for its reasonable out-of-pocket expenses and to indemnify TWP, its affiliates and their respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the U.S. federal securities laws.

        In the ordinary course of its business, TWP may actively trade in equity securities of Scopus and Harmonic for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. TWP has also acted as an underwriter in connection with offerings of securities of Scopus and performed various investment banking services for us. TWP was engaged by us in February 2008 to provide a fairness opinion in relation to the possible acquisition by us of Optibase’s operations, however no opinion was ever rendered.

No Appraisal Rights; Objections by Creditors

        Under Israeli law, holders of Scopus Shares are not entitled to appraisal rights in connection with the Merger. Under the Israeli Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Financing of the Merger

        If the Merger is consummated, we estimate that Purchaser will pay approximately US$84 million in consideration to our shareholders and optionholders in connection with the Merger pursuant to the terms of the Merger Agreement. Purchaser will fund this transaction with its existing cash and cash equivalents and short-term investments balance, which as of September 26, 2008, totaled approximately US$293 million. There is no financing condition in the Merger Agreement.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

        This discussion is limited to shareholders who hold their Scopus Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of our voting shares, persons who own Scopus Shares through a partnership or other pass-through entity, persons that hold the Scopus Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders (as defined below), that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

        As used herein, the term “U.S. Holder” means a beneficial owner of Scopus Shares that is, for U.S. federal income tax purposes:

–	an individual who is a citizen or resident of the United States;

–	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

–	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

–	a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

        If a partnership is a beneficial owner of Scopus Shares (including any entity or arrangement treated as a partnership for U.S federal income tax purposes), the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Scopus Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

        SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

        SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE THE SECTION OF THIS PROXY STATEMENT “THE MERGER–MATERIAL TAX CONSEQUENCES OF THE MERGER–ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE47.

        Sale of Scopus Shares

        The receipt by a U.S. Holder of cash in exchange for Scopus Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of Scopus as a passive foreign investment company, or PFIC, (see the section of this Proxy Statement entitled “The Merger–Certain Material Tax Consequences of the Merger–Passive Foreign Investment Company” below) for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the Scopus Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Scopus Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its Scopus Shares generally will equal the purchase price that it paid for such shares.

        Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Scopus Shares surrendered were held for more than one year as of the effective time of the Merger and should be short-term capital gain or loss if the Scopus Shares surrendered were held for one year or less as of the effective time of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

        Passive Foreign Investment Company (“PFIC”)

        The foregoing summary assumes that we are not, nor have ever been, a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for taxable years prior to 2008 and that we will not be a PFIC during 2008. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, we cannot provide assurance that we will not be a PFIC in 2008. In general, if we were characterized as a PFIC for any taxable year through and including 2008, any gain recognized by a U.S. Holder in connection with the Merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of our ordinary shares. The amount allocated to the current taxable year, or to any year prior to the year in which we became a PFIC, would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for interest on such tax liability for such years. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

        Information Reporting and Withholding

        Payments to certain U.S. Holders of the proceeds of the sale of Scopus Shares that are made pursuant to the transaction within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax, which currently is imposed at the rate of twenty-eight percent (28%). This tax will only apply if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is treated as paid to the U.S. Holder for purposes of calculating the U.S. Holder’s gain or loss on the transaction, but is allowable as a credit against the United States Shareholder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

        Israeli Income Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Scopus Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Scopus Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        HOLDERS OF SCOPUS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

        Sale of Scopus Shares

        In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, or the Tax Ordinance, the disposition of shares of an Israeli company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Scopus Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the twelve-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 25%. Companies are subject to the corporate tax rate (27% for the 2008 tax year and 26% for the 2009 tax year) on capital gains derived from the disposition of Scopus Shares, unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), prior to August 10, 2005, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement).

        Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on a recognized stock market outside of Israel (such as Scopus Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to our initial public offering and that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

        Our shareholders who acquired their shares prior to our initial public offering in 2005 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Scopus Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

        Withholding Tax Ruling

        In instances where our shareholders may be liable for Israeli tax on the disposition of their Scopus Shares, the payment of the Merger Consideration may be subject to the deduction of Israeli tax at source.

        We and the Purchaser have agreed to request a pre-ruling from the Israeli Income Tax Authority, or the ITA, as promptly as practicable after the execution of the Merger Agreement, that will either (a) exempt Purchaser, Merger Sub, the exchange agent and the Surviving Company from any obligation to withhold Israeli tax at source from any consideration payable as part of the Merger Consideration, or clarify that no such obligation exists, or (b) clearly instruct Purchaser, Merger Sub, the exchange agent, or the Surviving Company how such withholding of Israeli tax at source is to be executed, and, in particular, with respect to the classes or categories of holders or former holders of our shares or options from which tax is to be withheld (if any), and in particular the rate or rates of withholding to be applied. We refer to such ruling as the “Israeli Withholding Tax Ruling.”

        Shares Issued as Compensation for Employment or Service

        Shareholders who received or acquired their Scopus Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF SCOPUS SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

        Company Options Tax Ruling

        We have agreed, in coordination with the Purchaser, to use our commercially reasonable efforts, as promptly as practicable after the date of the Merger Agreement, to prepare and file with the ITA an application for a tax ruling that provides that the Merger Consideration to be paid in respect of Company 102 Securities (as defined in the Merger Agreement) which are being held by a trustee, or the 102 Trustee, and which did not complete the requisite holding period under section 102 of the Tax Ordinance will be held by the 102 Trustee for the remainder of the holding period in order to enable our employees to enjoy the Section 102 reduced tax rate and we will cause our Israeli counsel, accountants and other advisors, to coordinate all activities with Purchaser’s counsel with respect to the negotiations of such ruling and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ruling. We refer to such ruling as the “Israeli Options Tax Ruling.”

Regulatory Matters

        Israeli Companies Registrar. Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar;

–	Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting. Both we and Merger Sub have already filed the required merger proposals with the Israeli Companies Registrar.

–	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere and by making the merger proposal available for review. Each of us and the Merger Sub will notify our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Market, we will also publish an announcement of the Merger in The New York Post within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. After sending these notices, each of us and the Merger Sub will notify the Israeli Companies Registrar of the notices to our respective creditors. In addition, pursuant to the Companies Law, because we employ more than fifty employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.

–	Shareholder Approval Notice. The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the decision of the shareholders.

        Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied or waived, if permissible under applicable law) and that all of the statutory procedures and requirements have been complied with, and so long as at least thirty days have passed from the date of the Meeting and at least fifty days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, the Merger will become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Company’s register and to issue the Surviving Company a certificate regarding the Merger.

        Israeli Investment Center. The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger. A letter requesting such approval was sent to the Investment Center on January 5, 2008 and we expect to receive the provisional approval of the Investment Center within the next few weeks.

        Israeli Office of the Chief Scientist. The acquisition of control of our company in connection with the Merger requires notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS. Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. We intend to notify the OCS of the Merger within the next few days.

        Israeli Tax Pre-Rulings. We and the Purchaser have agreed that we will request the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling. Purchaser and us will cause our respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling or the Israeli Options Tax Ruling. Subject to the terms and conditions in the Merger Agreement, we will use all reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable legal requirement to obtain the Israeli Withholding Tax Ruling or the Israeli Options Tax Ruling.

        Other Approvals. In addition, as a condition to the closing of the Merger, we must receive any necessary material approval, permit, authorization or consent of any U.S., Israeli or other governmental, administrative or regulatory agency if necessary to lawfully consummate the Merger and the failure of which to obtain would result in a material impact on us or the Purchaser. Except as set forth above, we are not aware of any license or regulatory permit that appears to be required, including any requirement to file any notification forms with (1) the FTC or the Antitrust Division of the DOJ, as required by the HSR Act, and the rules and regulations thereunder, or (2) the IRT Commissioner, as may be required by the IRT Law, and the rules and regulations thereunder.

Interests of our Officers and Directors in the Merger

        In considering our Board of Directors’ recommendation, you should be aware that certain of our directors and executive officers have personal interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. Our Board of Directors was aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching its decision to approve the Merger Agreement and the Merger.

        Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the Companies Law provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval. Because of one or more of the interests described below, the Merger was brought before our Audit Committee for approval. The Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers.

        Special Cash Bonus. In February 2007, our Audit Committee and Board of Directors determined that each of David Mahlab, the Chairman of our Board of Directors, Yaron Simler, our Chief Executive Officer, and Moshe Eisenberg, our Chief Financial Officer, would be entitled to a special cash bonus upon a change of control event, such as the Merger, in the amount of (1) 50% of their respective annual base salary for Messrs. Mahlab and Simler (equal to approximately NIS 520,000 and NIS 446,000, respectively, or US$137,000 and US$118,000 based on an exchange rate of NIS 3.78 per United States dollar) and (2) in the amount of 75% of his annual base salary for Mr. Eisenberg (equal to approximately NIS 476,000 or US$126,000 based on an exchange rate of NIS 3.78 per United States dollar). In December 2008, our Audit Committee and Board of Directors ratified the said bonuses. The payment of said bonuses is contingent upon the consummation of the Merger.

        Executive Employment Agreements. Pursuant to the terms of his employment and option agreements with us, David Mahlab, the Chairman of our Board of Directors, is entitled to have all of his unvested options become fully vested relating to a “corporate transaction,” such as the Merger. However, these provisions will not affect Mr. Mahlab’s options because, as of January 31, 2009, well prior to the expected effective time of the Merger, Mr. Mahlab is expected to hold vested options to purchase 597,188 Scopus Shares with weighted average exercise price of $2.80, and no unvested options. In addition, we are generally required to provide Mr. Mahlab a 12-month prior notice before we terminate his employment, during which term he is entitled to continuation of his full salary and related social benefits. If we terminate Mr. Mahlab’s membership in our Board of Directors it is also considered a termination notice that entitles him to said severance benefits, except in the event that (1) such deemed termination occurs within three months before, or nine months after, the closing of a corporate transaction and (2) he is offered a position with us that has responsibilities reasonably similar to his current position.

        Pursuant to the terms of his employment agreement with us, Dr. Simler, our Chief Executive Officer, is entitled to have 50% of all of his unvested options immediately vest upon the closing of a “corporate transaction,” such as the Merger, with any remaining unvested options vesting pro rata over the 12 month period following the closing of the corporate transaction event. However, in case we terminate Dr. Simler’s employment without cause or he terminates his employment for good reason during the three month period immediately prior to a corporate transaction, all of his unvested options become fully vested. As of January 31, 2009, Dr. Simler is expected to hold vested options to purchase 449,810 Scopus Shares with weighted average exercise price of $2.80, and unvested options to purchase 76,797 Scopus Shares with weighted average exercise price of $2.80. In addition, we are generally required to provide Dr. Simler 12-months of severance benefits, including payment of his salary, if we terminate his employment at will or in case he resigns for good reason (which includes, among other things, removal from our Board of Directors).

        Pursuant to the terms of his employment agreement with us, Moshe Eisenberg, our Chief Financial Officer, is entitled to have 50% of all of his unvested options immediately vest upon the closing of a “corporate transaction,” such as the Merger, with any remaining unvested options vesting pro rata over the 12 month period following the closing of the corporate transaction event. However, in case of termination of Mr. Eisenberg’s employment as a result of a corporate transaction, all of his unvested options become fully vested. As of January 31, 2009, Mr. Eisenberg is expected to hold vested options to purchase 99,459 Scopus Shares with weighted average exercise price of $5.258, and unvested options to purchase 84,827 Scopus Shares with weighted average exercise price of $4.875. In addition, we are generally required to provide Mr. Eisenberg a two-month prior notice before we terminate his employment.

        Employment Relationships. Two of our executive officers have held, in the past, various positions at Harmonic: (1) Dr. Simler, our Chief Executive Officer, served as President of the Convergent Systems Division (CSD) of Harmonic from 2000 to 2005 and as Vice President of Marketing for CSD from 2000 to 2001, and (2) Dr. Adi Bonen, our Chief Technology Officer, served in several positions at Harmonic from 1995 to 2006, including as VP of R&D and Director of Technology for Corporate Research.

        Treatment of Options. As described below under the section of this Proxy Statement entitled “The Merger Agreement–Treatment of Options,” each outstanding option to purchase Scopus Shares that is unexercised as of the effective time of the Merger, if vested by that time, shall be cancelled and converted into the right to receive a payment equal to the number of Scopus Shares underlying such outstanding options multiplied by the amount (if any) by which the Merger Consideration exceeds the option exercise price thereof, without interest and less any applicable withholding taxes. As of January 31, 2009, our directors and officers are expected to hold, in the aggregate, vested options to purchase 1,407,129 Scopus Shares with weighted average exercise price of $3.265, and unvested options to purchase 541,933 Scopus Shares with weighted average exercise price of $4.477.

        As of the effective time of the Merger, all options to purchase Scopus Shares will no longer be outstanding and will automatically cease to exist, and each holder of such options will cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph, if any. We are required to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph and the preceding paragraph, including providing holders of options with notice of their rights as provided herein.

        Continued Benefits. Each of our employees who is employed by the Purchaser or its subsidiaries, including us, at the effective time, or a Continuing Employee, will be eligible to receive employee benefits on substantially the same basis, in the aggregate, as similarly situated current employees of Purchaser and its subsidiaries, or in its sole discretion, Purchaser may continue to maintain our employee benefit plans as in effect on the effective time. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any employee benefit plan (other than a defined benefit plan or severance plan) of Purchaser and to the extent permitted by applicable law and the terms of the applicable Purchaser employee benefit plan, Purchaser is required to provide that the Continuing Employees will receive service credit under each such plan for their period of service with us prior to the closing.

        Indemnification and Insurance. The Merger Agreement provides that until the seventh anniversary of the effective time of the Merger, Purchaser will cause the Surviving Company to fulfill and honor in all respects our obligations pursuant to (1) any indemnification agreements between us and our directors and officers as of immediately prior to the effective time of the Merger, and (2) any indemnification provisions under our organizational documents as in effect on the date of the Merger Agreeement, in each case, with respect to claims arising out of acts or omissions occurring at or prior to the effective time of the Merger. The Surviving Company will maintain in effect provisions related to exculpation and indemnification in the Surviving Company’s organizational documents that are at least as favorable to the intended beneficiaries as the corresponding provisions in our Articles of Association as in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified, for a seven-year period from the effective time of the Merger, in any manner that would adversely affect the rights of the intended beneficiaries thereunder unless such modification is required by applicable law.

        In addition, the Merger Agreement provides that, subject to applicable law, we may purchase as of the effective time of the Merger, a directors’ and officers’ liability insurance policy, or the Run Off Policy, from an insurer with a Standard & Poor’s rating of at least A, or an Israeli registered and duly licensed insurance company, which policy (1) has an effective insurance period of seven years from the effective time of the Merger; (2) covers each of the natural persons who served as directors and/or officers and who were covered by our directors’ and officers’ liability insurance policy as of the date of the Merger Agreement in respect of acts and/or omissions arising prior to the effective time of the Merger; (3) substantially on the same terms as our directors’ and officers’ liability insurance policy as of the date of the Merger Agreement; and (4) the cost therefor is no more than $420,000. If such a policy has been purchased prior to the effective time of the Merger, none of the Surviving Company, the Purchaser nor the affiliate of either the Surviving Company or the Purchaser shall amend or modify such Run Off Policy in a manner adverse to the beneficiaries thereunder or to or terminate such Run Off Policy, in either case, prior to the expiration of the seven-year period.

THE MERGER AGREEMENT

        This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 79.

The Merger

        The Merger Agreement provides for the Merger of Merger Sub with and into our company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Company, we will continue to exist following the Merger as a wholly owned subsidiary of the Purchaser. When we refer to the “Surviving Company” in this Proxy Statement, we mean our company, as it will exist after the Merger is completed. Following the Merger, all of our properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Company, and all our debts, liabilities and duties and those of the Merger Sub will become the debts, liabilities and duties of the Surviving Company.

        Following the Merger, the Scopus Shares, all of which will then be owned by the Purchaser, will be delisted from the NASDAQ Global Market, deregistered under the Exchange Act and no longer be publicly traded.

        We, the Purchaser or Merger Sub may terminate the Merger Agreement prior to the completion of the Merger in certain circumstances, whether before or after the approval and adoption of the Merger Proposal by our shareholders. Additional details on termination of the Merger Agreement are described in the section of this Proxy Statement entitled “The Merger Agreement – Termination” beginning on page 71.

Effective Time of the Merger; Closing Date

        The Merger will become effective upon the issuance of a certificate of merger by the Registrar of Companies of the State of Israel, or the Israeli Companies Registrar, in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Israeli Companies Registrar following the satisfaction of all requirements under the Companies Law if at least fifty (50) days shall have elapsed after the filing of the merger proposals by both us and Merger Sub with the Israeli Companies Registrar and at least thirty (30) days have elapsed after the approval of the Merger by our shareholders and those of Merger Sub. The Merger Agreement provides that the closing of the Merger will occur no later than the third business day after the conditions to the Merger have been satisfied or waived, unless we agree with the Purchaser to complete the transaction on another date. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

        The parties are working to complete the Merger as soon as practicable. However, the Merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

        At the effective time of the Merger, our stock transfer books will be deemed closed and no further transfer of any Scopus Shares will be made. In addition, our former shareholders will cease to have any rights as shareholders of our company or the Surviving Company, except for the right to receive the Merger Consideration.

Memorandum of Association and Articles of Association

        Unless otherwise determined by Purchaser prior to the effective time of the Merger, at the effective time of the Merger, Purchaser, Merger Sub and we will take all actions necessary so that the Memorandum of Association and Articles of Association of Merger Sub as in effect immediately prior to the effective time of the Merger will be the Memorandum of Association and Articles of Association of the Surviving Company, until they are amended as provided therein or by applicable law.

Directors and Officers

        The initial directors of the Surviving Company will be the directors of Merger Sub immediately prior to the effective time of the Merger. The initial officers of the Surviving Company will be the officers of Merger Sub immediately prior to the effective time of the Merger. Purchaser, Scopus and the Surviving Company will cause the directors and officers of Merger Sub immediately prior to the effective time of the Merger to be the directors and officers, respectively, of Scopus Video Networks Inc., the Surviving Company’s subsidiary, immediately after the effective time of the Merger.

Effect on Share Capital

        Ordinary Shares. At the effective time of the Merger, each of our ordinary shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled and automatically converted into the right to receive an amount equal to US$5.62 in cash, without interest and less any applicable withholding taxes (which amount we sometimes refer to as the Merger Consideration, as adjusted as set forth in the Merger Agreement and as described below in the section of this Proxy Statement entitled “The Merger Agreement – Effect on Share Capital – Adjustments to Merger Consideration” beginning on page 56), other than our ordinary shares held by us, Purchaser or any direct or indirect wholly owned subsidiary of either Scopus or Purchaser, which will automatically be cancelled with no consideration being delivered in exchange for such shares pursuant to the Merger Agreement.

        Stock Options. Under the terms of the Merger Agreement, each outstanding option to purchase Scopus Shares that is unexercised immediately prior to the effective time of the Merger will be cancelled by virtue of the Merger and without any action on the part of any holder of any option; provided, however, that no option may be exercised after the seventh day prior to the closing date. The Vested Options will be cancelled in consideration for the right to receive (in accordance with and subject to the Israeli Tax Option Ruling, if applicable), as promptly as practicable following the effective time (and in any event no later than the fifth business day thereafter), an amount in cash equal to the number of Scopus Shares underlying such outstanding Vested Options multiplied by the amount, if any, by which the Merger Consideration exceeds the exercise price per ordinary share subject to such Vested Options, without interest and less any applicable withholding taxes. As of the effective time of the Merger, all options to purchase Scopus Shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding sentence. Prior to the effective time, we will take the actions necessary to effectuate the above, including providing the holders with notice of their rights with respect to any such options.

        Adjustments to Merger Consideration. If at any time during the period between the date of the Merger Agreement and the effective time of the Merger, any change in the number of outstanding Scopus Shares occurs, including by reason of any stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Scopus Shares), reorganization, recapitalization, reclassification or other like change with respect to our ordinary shares, the Merger Consideration will be appropriately adjusted to provide the holders of Scopus Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event. In addition, if, at the effective time of the Merger, our representations and warranties relating to our share capital structure are not true in any non-de minimis respect, then the Merger Consideration and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item.

        Share Capital of Merger Sub. Each ordinary share of Merger Sub issued and outstanding immediately prior to the effective time of the Merger, other than any ordinary shares held by us or Purchaser, or any direct or indirect wholly owned subsidiary of either us or Purchaser, which, immediately prior to the effective time of the Merger, will automatically be cancelled without any consideration thereof, will be converted into and become one ordinary share of the Surviving Company.

Surrender of Certificates

        Prior to the effective time, Purchaser shall select an institution that is reasonably acceptable to us to act as the exchange agent for the payment of consideration payable in connection with the Merger. Prior to the effective time of the Merger, Purchaser will enter into an agreement with the exchange agent (to be effective as of the effective time of the Merger) that will provide that Purchaser will make available to the exchange agent, for exchange in accordance with the Merger Agreement, the aggregate Merger Consideration payable pursuant to the Merger Agreement.

        Promptly following the effective time of the Merger and in any event not later than the third business day thereafter, Purchaser will instruct the exchange agent to mail to each holder of certificates or instruments evidencing our ordinary shares outstanding immediately prior to the effective time:

-	a letter of transmittal, and

-	instructions explaining what a shareholder must do to effect the surrender of its share certificates in exchange for the applicable portion of the consideration payable in connection with the Merger.

        Upon receipt of a letter of transmittal from the exchange agent, each shareholder should complete and sign the letter of transmittal and return it to the exchange agent together with the shareholder’s share certificates and any other necessary documentation in accordance with the instructions.

        No interest will be paid or accrued on any cash payable to holders of certificates pursuant to the Merger Agreement. In addition, Purchaser and the Surviving Company are entitled to deduct and withhold from the consideration otherwise payable such amounts as are required by applicable law.

        You should not send your certificates or instruments representing our ordinary shares to the exchange agent until you have received the letter of transmittal from the exchange agent. Do not return your stock certificates with the enclosed proxy, and do not forward your stock certificates to the exchange agent without a letter of transmittal.

        If you own shares that are held in “street name” by your broker, nominee, fiduciary or other custodian, you will receive instructions from your broker, nominee, fiduciary or other custodian as to how to surrender your “street name” shares and receive cash for those shares.

        With respect to any Scopus Shares held in uncertificated form, or Book-Entry Shares, Purchaser shall cause the exchange agent to mail or otherwise deliver to each holder of Book-Entry Shares (x) materials advising such holder of the effectiveness of the Merger and the conversion of each of such holder’s Scopus Shares into the Merger Consideration upon the completion of the Merger, and (y) a check, deposit or wire transfer of immediately available funds in the amount of the aggregate Merger Consideration payable to such holder.

Transfer of Ownership and Lost, Stolen or Destroyed Share Certificates

        Following the effective time of the Merger, there will be no further registration or transfers of our stock certificates or any other instruments evidencing our share capital. If, after such time, certificates or any other instruments evidencing our share capital are presented to the Surviving Company, they will be cancelled and exchanged for the Merger Consideration.

        In the event any certificate or other instrument evidencing our share capital has been lost, stolen or destroyed, upon making an affidavit of that fact by the person claiming that such certificate or other instrument evidencing our share capital to be lost, stolen or destroyed and, if required by Purchaser or the exchange agent, the posting by such person of a bond in such amount as Purchaser or the exchange agent may reasonably direct as indemnity against any claim that may be made against Purchaser, the Surviving Company or the exchange agent with respect to such certificate or other instrument evidencing our share capital, the exchange agent will issue, in exchange for such lost, stolen or destroyed certificate or other instrument evidencing our share capital, the Merger Consideration, the right to which shares represented by such certificate have been converted pursuant to the Merger Agreement.

Unclaimed Amounts

        Any portion of the Merger Consideration which remains unclaimed by our shareholders twelve months after the effective time of the Merger will be delivered to the Surviving Company by the exchange agent, on demand, and thereafter any of our shareholders who have not previously exchanged certificates or instruments evidencing our share capital for the Merger Consideration, if any, will only be entitled to request payment of the Merger Consideration from the Surviving Company.

Amendment to Provide for Alternative Merger Structure

        If at any time prior to the effective time of the Merger, Purchaser elects to have Merger Sub be the Surviving Company or elects to have a different direct or indirect wholly owned subsidiary of Purchaser merge with or into us, Purchaser, Merger Sub and us will promptly enter into an amendment to the Merger Agreement to so provide, so long as such action does not result in (i) the inability to satisfy any of the conditions to the Merger and (ii) any adverse effect to us or our shareholders.

Representations and Warranties

        Subject to certain exceptions, we made a number of representations and warranties to Purchaser and Merger Sub relating to, among other things:

-	our and our subsidiary's corporate organization, good standing and similar corporate matters;

-	our and our subsidiary's charter documents;

-	our ownership of our subsidiary and our subsidiary's capital structure;

-	our capital structure, including our options;

-	our corporate power and authority to enter into the Merger Agreement and consummate the Merger and other transactions contemplated by the Merger Agreement, and the approval by our Board of Directors of the Merger Agreement and the transactions contemplated thereby;

-	the enforceability of the Merger Agreement as a binding agreement of ours;

-	the absence of conflict with, termination, breach, impairment or violation of (i) our organizational documents or the organizational documents of our subsidiary, (ii) provisions of applicable law, (iii) any material agreement to which we or our subsidiary is a party or by which any of our assets are bound, or (iv) any privacy policy of us or our subsidiary, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-	the absence of the creation of any lien on any of our material properties or assets as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by us;

-	governmental authorizations and regulatory filings required in order to consummate the transactions contemplated by the Merger Agreement;

-	financial statements and documents that we have filed with or furnished to the SEC and our internal controls and procedures in connection therewith;

-	the absence of undisclosed liabilities;

-	since June 30, 2008, the conduct of our business is in the ordinary course consistent with past practices and the absence of certain changes or events, including a Material Adverse Effect on us;

-	tax matters;

-	title to properties;

-	intellectual property matters;

-	the absence of restrictions on business activities;

-	material consents, licenses, permits, grants or other authorizations from any governmental authority pursuant to which we or our subsidiary currently operates or holds any interest in any of our respective properties, or which is required for the operation of our or our subsidiary’s business as currently conducted or the holding of any such interest;

-	the absence of pending or threatened litigation, the absence of governmental order, and the absence of material internal investigations since January 1, 2005;

-	the absence of violation, in any material respect, or default of any laws applicable to us or our subsidiary or by which we or our subsidiary or any of our respective properties is bound or affected;

-	environmental matters;

-	brokers and finders’ fees payable in connection with the Merger Agreement and estimated fees payable to our advisors in connection with the Merger Agreement;

-	interested party agreements or transactions involving us or our subsidiary and any of our respective officers and directors;

-	employee benefits matters, including compliance with the Employee Retirement Income Security Act, or ERISA;

-	our performance under our material contracts, the absence of known breaches or defaults under our material contracts and government contract matters;

-	insurance matters;

-	the accuracy and completeness of information we supplied in connection with this Proxy Statement;

-	the opinion we received from TWP, our financial advisor with respect to the fairness of the Merger Consideration;

-	availability of our corporate documents;

-	our significant customers and suppliers;

-	our material tax or other incentive granted to or enjoyed by us or our subsidiary under Israeli Law; and

-	the inapplicability to us, our ordinary shares, the Merger and any transaction contemplated by the Merger Agreement, of anti-takeover statute or regulation or any anti-takeover provision in our organizational documents, and the absence of any “poison pill” or similar plan or arrangement which could have a dilutive or otherwise adverse effect on Purchaser as a result of the consummation of the Merger.

        Purchaser and Merger Sub made a number of representations and warranties to us in the Merger Agreement relating to, among other things:

-	Purchaser's and Merger Sub's corporate organization, good standing and similar corporate matters;

-	Purchaser’s and Merger Sub’s corporate power and authority to enter into the Merger Agreement and consummate the Merger and other transactions contemplated by the Merger Agreement;

-	the enforceability of the Merger Agreement as a binding agreement of Purchaser and Merger Sub;

-	the absence of conflict with, or violation of (i) Purchaser and Merger Sub’s respective organizational documents, or (ii) provisions of applicable law, in each case, as a result of the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Purchaser or Merger Sub;

-	consents, approvals, orders, authorizations, registrations, declarations or filings with any governmental entity or any third party required to be made or obtained by Purchaser or Merger Sub in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Purchaser or Merger Sub;

-	the availability to Purchaser of sufficient funds to pay the consideration to Scopus securityholders in connection with the Merger;

-	Purchaser' and Merger Sub's share ownership of us;

-	no prior operations of Merger Sub; and

-	the accuracy and completeness of information supplied by or on behalf of Purchaser or Merger Sub in connection with this Proxy Statement.

Material Adverse Effect

        Several of the representations, warranties and conditions in the Merger Agreement are qualified by reference to, or are subject to, a Material Adverse Effect standard. As used in the Merger Agreement and this Proxy Statement, “Material Adverse Effect” means, with respect to an entity, any change, event, violation, circumstance, condition or effect, individually or when taken together with all other changes, events, circumstances, conditions or effects that have occurred on or prior to the date of determination of the occurrence of the Material Adverse Effect: (i) that is or would reasonably be expected to be or become materially adverse to the condition (financial or otherwise), business, assets (including intangible assets), liabilities, employees, operations or results of operations of such entity and its subsidiary, taken as a whole, or (ii) that would reasonably be expected to materially impede the authority or ability of such entity to consummate the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger Agreement and applicable legal requirements, except in each case to the extent that any such effect directly results from any of the following:

-	changes in general economic or political conditions or financial credit or securities markets in general or changes affecting the industry generally in which such entity operates or acts of war or terrorism or force majeure (provided that such changes or acts do not affect such entity disproportionately as compared to other companies operating in the same industries or geographies as such entity);

-	changes in the trading volume or trading prices of such entity’s share capital, or any failure to meet published analyst estimates or publicly announced management projections, in each case, in and of themselves (provided that such exclusion does not apply to any underlying change, event, circumstance, condition or effect that may have caused such change in trading prices or volumes or failure to meet estimates);

-	any changes in applicable law or generally accepted accounting principles, or GAAP;

-	any action taken by us at the written request of Purchaser or specifically required under the Merger Agreement; or

-	any adverse changes in our relationships with certain parties that are directly attributable to the public announcement of the Merger Agrreement or the pendency or consummation of the transactions contemplated thereby.

Conduct of Business Prior to Closing

        We have agreed that, unless approved in writing by Purchaser and subject to specified other exceptions, prior to the completion of the Merger or the termination of the Merger Agreement, we and our subsidiary will:

-	carry on our business in the usual, regular and ordinary course substantially in the same manner as it was conducted prior to the entering into of the Merger Agreement and in compliance with all applicable legal requirements;

-	pay our liabilities, debts and taxes when due and pay or perform our other obligations when due, other than those being disputed in good faith by appropriate proceedings and, in the case of disputed liabilities of more than $10,000 individually or $25,000 in the aggregate per month, for which adequate reserves have been established on our financial statements in accordance with GAAP;

-	assure that each of our contracts entered into after the date of the Merger Agreement, will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and give reasonable advance notice to Purchaser prior to allowing any material contracts or material rights to lapse or terminate by their terms;

-	maintain each of our leased real properties in accordance with the terms of the applicable lease in all material respects;

-	notify and give Purchaser the opportunity to participate, at its sole expense, in the defense or settlement of any litigation to which we are a party; and

-	use all reasonable efforts consistent with past practices and policies to preserve intact our present business organization, keep available the services of our current employees and preserve the beneficial relationships with governmental entities and our customers, suppliers, distributors, consultants, licensors, licensees and others with which we have business dealings.

        In addition, the Merger Agreement provides that, prior to the effective time of the Merger or the termination of the Merger Agreement, and subject to specified exceptions, neither we nor our subsidiary will, unless approved in writing by Purchaser, take any of the actions specified in section 5.1(b) of the Merger Agreement, including, among others:

-	amend or otherwise change our organizational documents or the organizational documents of our subsidiary;

-	acquire, or agree to acquire (by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner), any business or corporation, partnership, association or other business organization or division thereof, or other acquisition or agreement to acquire any assets or any equity securities that are material, individually or in the aggregate, to our business;

-	enter into any contract, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership or alliance;

-	increase or decrease the compensation or fringe benefits payable to or to become payable to any employee (except for normal increases or decreases of cash compensation to current non-executive officer employees in the ordinary course of business consistent with past practice and/or resulting from any applicable legal requirements and/or resulting from any contract in effect as of the date of the Merger Agreement) by us or our subsidiary, whether orally or in writing;

-	adopt, change or terminate, whether orally or in writing, any severance, change of control, termination or bonus plan, policy or practice applicable to any employee;

-	enter, whether orally or in writing, any employment, severance, termination, change of control or indemnification agreement or any agreements the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving us of the nature contemplated by the Merger Agreement (either alone or upon the occurrence of additional or subsequent events);

-	enter into, amend, modify, terminate or grant a consent with respect to any of our material contracts, or waive, release or assign any material rights or claims thereunder;

-	enter into any material customer contract that contains any material non-standard terms, including but not limited to, provisions for unpaid future deliverables, non-standard service requirements or future royalty payments other than in the ordinary course of business consistent with past practice, or any material change in the manner in which we extends discounts, credits or warranties to customers or otherwise deals with our customers;

-	make any change in accounting methods, principles or practices, except as required by concurrent changes in GAAP;

-	enter into any debt, capital lease or other debt or equity financing transaction or enter into any agreement in connection with any such transaction;

-	make a material change in the factors influencing accounts receivable or warranty reserves;

-	undertake any material restructuring activities, including any material reductions in force, lease terminations, restructuring of contracts or similar actions;

-	make any expenditure, or enter into any commitment for expenditures exceeding $250,000 individually or $500,000 in the aggregate (or an additional $150,000 per month in the aggregate, if the effective time of the merger has not occurred prior to March 31, 2009);

-	accelerate or release any vesting condition to the right to exercise any option to purchase our ordinary shares or other right to purchase or otherwise acquire any of our share capital, or accelerate or release any of right to repurchase such shares upon the shareholder’s termination of employment or services with us or pursuant to any right of first refusal;

-	pay or discharge any lien or other encumbrance on any of our assets or properties, or pay or discharge any of our obligations or liabilities, in each case, that was not either shown on our balance sheet as of June 30, 2008 or incurred in the ordinary course of business consistent with past practice after June 30, 2008 in an amount not in excess of $150,000 individually or $300,000 in the aggregate;

-	cancel or terminate without reasonable substitute policy therefor any material insurance policy naming us as a beneficiary or a loss payee without notice to Purchaser;

-	enter into any contracts containing, or otherwise subject Purchaser or the Surviving Company to, any non-competition, exclusivity or other material restrictions on us or the Surviving Company or Purchaser, or any of their respective businesses, following the closing of the Merger; or

-	take, commit or agree in writing or otherwise to take any of the actions described above.

        The foregoing is not an exhaustive list of the actions we may not take prior to the effective time of the Merger. For additional details, see section 5.1(b) of the enclosed Merger Agreement.

Meeting of Scopus Shareholders

        We have agreed to take all action necessary in accordance with our charter documents, the rules of the NASDAQ Global Market, agreements with our shareholders and Israeli law to give notice of, convene and hold a meeting of our shareholders as promptly as practicable, but no later than the date that is 35 days after proxy mailing. We have agreed to use all reasonable efforts, including by engaging a proxy solicitor, if requested in writing by Purchaser, to solicit proxies from our shareholders in favor of the adoption of the Merger Agreement. We may adjourn or postpone the meeting of our shareholders to the extent necessary:

-	to ensure that any necessary amendment or supplement to this Proxy Statement is provided to our shareholders in advance of the vote; or

-	if there are insufficient ordinary shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the meeting of our shareholders.

        Subject to its ability to change its recommendation under certain circumstance (see “The Merger Agreement – No Solicitation Covenant – Change of Recommendation” below), our Board of Directors has agreed to unanimously recommend the adoption of the Merger Agreement to our shareholders.

No Solicitation Covenant

        Alternative Transaction Proposals. We have agreed with Purchaser that until the earlier of: (i) the termination of the Merger Agreement pursuant to its terms and (ii) the effective time of the Merger (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Effective Time of the Merger, Closing Date” beginning on page 55), except to the extent specifically permitted under the Merger Agreement, we will not, and will cause our subsidiary not to, permit or authorize our subsidiary’s officers, directors (or affiliates of any such officers or directors), employees, affiliates, investment bankers, attorneys, accountants, or other agents, advisors or representatives, which persons we sometimes refer to herein as our representatives, to, directly or indirectly:

-	solicit, initiate, seek, knowingly encourage or facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Alternative Transaction Proposal (as defined below);

-	participate or otherwise engage in any discussions or negotiations regarding, or furnish to any person any non-public information or grant access to our books, records or personnel with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Transaction Proposal (except to the extent specifically permitted by the Merger Agreement);

-	grant any person a waiver or release under any standstill or similar agreement with respect to any class of ours or our subsidiary’s equity securities (which provisions we will, and will cause our subsidiary to, use all reasonable efforts to enforce), so long as, immediately upon any violation of this covenant by us, we release Purchaser from any of its standstill obligations;

-	approve, endorse or recommend any Alternative Transaction Proposal; or

-	enter into any letter of intent or similar document or any contract, agreement or commitment (whether binding or not) contemplating or otherwise relating to any Alternative Transaction Proposal.

        In connection with this covenant, we were required to immediately cease any and all existing activities, discussions or negotiations with any third parties with respect to any Alternative Transaction Proposal, and, upon Purchaser’s request, we must request the prompt return or destruction of all confidential information previously furnished to any person with which we or our representatives have engaged in any such activities within the twelve (12) month period preceding the date of the Merger Agreement.

        As used in the Merger Agreement and in this Proxy Statement, the term “Alternative Transaction Proposal” means any offer, expression of interest or proposal (whether binding or non-binding), or any public announcement of any intention to make any such offer, expression of interest or proposal to us or our shareholders regarding any of the following (other than the Merger involving Purchaser):

-	any purchase or acquisition by any person or group of more than a 10% interest in the total outstanding voting securities of us or our subsidiary, or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 10% or more of the total outstanding voting securities of us or our subsidiary;

-	any merger, consolidation, business combination or similar transaction involving us or our subsidiary;

-	any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practices) or other disposition (including by way of joint venture) by us of assets (including share capital or other ownership interests in our subsidiary) representing 10% or more of the aggregate fair market value of the consolidated assets of us and our subsidiary, taken as a whole, immediately prior to such sale;

-	any liquidation, dissolution, reorganization or recapitalization of us; or

-	the declaration or payment of any extraordinary dividend, whether of cash or other property, by us.

        Notification Obligations. We have agreed to give Purchaser two business days prior notice (or such lesser prior notice as is provided to the members of our Board of Directors) of any of our Board of Directors’ meetings at which our Board of Directors could reasonably be expected to consider any Alternative Transaction Proposal or any component thereof, including to consider whether such Alternative Transaction Proposal is a Superior Proposal (as defined below). In addition, we have agreed to:

-	as promptly as practicable (and in any event within 24 hours) after receipt by us, our subsidiary or any of our respective representatives of any Alternative Transaction Proposal or any request for non-public information or any expression of interest or inquiry that could reasonably be expected to lead to an Alternative Transaction Proposal, give Purchaser written notice of (i) the material terms and conditions of the Alternative Transaction Proposal, request, expression of interest or inquiry (ii) the identity of the third party making such Alternative Transaction Proposal, request, expression of interest or inquiry, and (iii) a copy of all written materials provided by or on behalf of such third party in connection with such Alternative Transaction Proposal, request, expression of interest or inquiry; and

-	keep Purchaser informed on a current basis in all material respects regarding the status and details of any such Alternative Transaction Proposal, request, expression of interest or inquiry (including substantive modifications or proposed substantive modifications), including by providing to Purchaser a copy of all written materials (including by e-mail or otherwise in electronic format) subsequently provided by or to us in connection with such Alternative Transaction Proposal, request, expression of interest or inquiry.

        Superior Proposals. Nevertheless, prior to the shareholders having approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, in the event that we receive an unsolicited, bona fide written Alternative Transaction Proposal from a third party that is determined to be, or which our Board of Directors has in good faith concluded (following the receipt of advice from and consultation with our outside legal counsel and TWP or another financial advisor of national standing in the United States of America), is reasonably likely to become a Superior Proposal, we may then take the following actions, but only if we have previously complied with the provisions in the Merger Agreement relating to Alternative Transaction Proposals and our Board of Directors determines in good faith, after receiving advice from and consultation with our outside legal counsel, that it is required to do so to comply with its fiduciary obligations to our shareholders under applicable law of the State of Israel, and we have given Purchaser at least two business days prior written notice of our intention to take any of the following actions and disclosed the identity of the third party making such Alternative Transaction Proposal and the material terms and conditions of such Alternative Transaction Proposal:

-	furnish non-public information to the third party making the Alternative Transaction Proposal, provided we have received from such third party an executed confidentiality agreement which contains a standstill provision and an employee non-solicitation provision, and provided that we furnish all information furnished to such third party contemporaneously to Purchaser to the extent such information had not been previously furnished to Purchaser; and

-	engage in discussions or negotiations with the third party with respect to the Alternative Transaction Proposal.

        As used in the Merger Agreement and in this Proxy Statement, a “Superior Proposal” means an unsolicited, bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination transaction (a) all or substantially all of the consolidated assets of us and our subsidiary, or (b) a majority of the outstanding voting securities of us and as a result of which the shareholders immediately preceding such transaction would hold less than 50% of the equity interests in the surviving entity and any parent or subsidiary thereof, on terms that the Board of Directors concludes in good faith, after consultation with our outside legal and TWP or another financial advisor of national standing in the United States of America (taking into account, among other things, legal, financial, regulatory, timing and other aspects of the offer (including the form of consideration) and the third party making such offer):

-	are more favorable, from a financial point of view, to our shareholders than the terms of the Merger Agreement;

-	provide for consideration consisting exclusively of cash and/or publicly traded securities, and for which financing, to the extent required by the person making the offer, is then fully committed and not subject to any contingencies other than the closing of such business combination transaction; and

-	are reasonably expected to receive all required governmental approvals on a timely basis and otherwise reasonably expected to be consummated on the terms proposed.

        Change of Recommendation. Further, prior to our shareholders having approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, our Board of Directors may, solely in response to a Superior Proposal, make a Change of Recommendation (as defined below), if all of the following conditions are met:

-	the Superior Proposal has been made, has not been withdrawn and continues to be a Superior Proposal;

-	we have:

š	delivered to Purchaser written notice of our Board of Directors’ Change of Recommendation at least five business days prior to publicly effecting such Change of Recommendation (a Change of Recommendation Notice), which states expressly (i) that we have received a Superior Proposal, (ii) the material terms and conditions of the Superior Proposal and the identity of the person or group making the Superior Proposal, and (iii) that we intend to effect a Change of Recommendation and the manner in which we intend to do so;

š	provided to Purchaser a copy of all materials and information delivered or made available to the person or group making the Superior Proposal in connection with such Superior Proposal (to the extent not previously provided to Purchaser), and

š	during the aforementioned five business day period, if requested by Purchaser, engaged in good faith negotiations to amend the Merger Agreement so that such Superior Proposal would no longer be a Superior Proposal.

-	Purchaser shall not have, within the aforementioned five business day period, made an offer that our Board of Directors has in good faith determined (after the receipt of advice from and consultation with our outside legal counsel and TWP or another financial advisor of national standing in the United States of America) results in the Alternative Transaction Proposal that had been determined to be a Superior Proposal no longer being a Superior Proposal;

-	our Board of Directors must conclude in good faith (after the receipt of advice from and consultation with our outside legal counsel) that, in light of such Superior Proposal and after considering any adjustments or negotiations pursuant to the paragraph above, that our Board of Directors’ is required to effect a Change of Recommendation to comply with its fiduciary obligations to our shareholders under Israeli law; and

-	we have complied with the provisions in the Merger Agreement relating to the shareholder approval, the Board of Directors recommendation, non-solicitation and Alternative Transaction Proposals.

        As used in the Merger Agreement and in this Proxy Statement, a “Change of Recommendation” means the withholding, withdrawal, amendment, qualification or modification by our Board of Directors (or any committee thereof) of its recommendation in favor of the approval and the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby, and, in the case of a tender or exchange offer made by a third party directly our shareholders, a failure to recommend that our shareholders reject such tender or exchange offer.

        We have also agreed that, nevertheless, our obligation to call, give notice of, convene and hold the meeting of our shareholders to approve the approval and adoption of the Merger Agreement, and to approve the Merger and the other transactions contemplated by the Merger Agreement will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to us of any Alternative Transaction Proposal, or by any Change of Recommendation; unless we have terminated the Merger Agreement pursuant to a Change of Recommendation, in which our Board of Directors shall have determined to accept or enter into a transaction related to a Superior Proposal; provided, that we pay the Termination Fee and the Expense Reimbursement.

Conditions to the Completion of the Merger

        The obligations of each of us, Purchaser and Merger Sub to complete the Merger are subject to the satisfaction or waiver of each of the following conditions:

-	the approval and adoption of the Merger Agreement, and the approval of the Merger and the other transactions contemplated by the Merger Agreement by our shareholders;

-	no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (1) is in effect and (2) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger;

-	there shall have been obtained at or prior to the closing date, the Required Governmental Consents; and

-	at least fifty days shall have elapsed after the filing of the Merger Proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty days shall have elapsed from the approval of the Merger by the shareholders of each of our company and Merger Sub.

        Purchaser and Merger Sub will not be obligated to effect the Merger unless the following conditions are satisfied or waived:

-	each of our representations and warranties (except those representations and warranties addressing our capital structure, brokers’ and finders’ fees and fees and expenses, and takeover statutes and rights plan) contained in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Merger (except for the representations and warranties that address matters only as of a particular date, which must remain true and correct as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not have, and would not reasonably be expected to have, a “Material Adverse Effect” on us (in making such determination, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties are disregarded);

-	our representations and warranties with respect to capital structure (other than specific sections), brokers’ and finders’ fees and fees and expenses, and takeover statutes and rights plans contained in the Merger Agreement must be true and correct in all material respects, in each case, both when made and at and as of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case as of that date);

-	our representations and warranties with respect to share capital, our options and other securities contained in the Merger Agreement must be true and correct, in each case, both when made and at and as of the closing of the Merger (except to the extent expressly made as of an earlier date, in which case as of that date), except with respect to deviations in our actual fully diluted capitalization (including our outstanding share capital and options) from our fully diluted capitalization as set forth in the Merger Agreement by an amount that does not exceed, in the aggregate, 1.0% of such fully diluted capitalization;

-	we deliver to Purchaser and Merger Sub a certificate signed by both our chief executive officer and chief financial officer certifying as to the satisfaction of the three foregoing conditions;

-	we have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by us at or prior to the closing date, and we deliver to Purchaser and Merger Sub a certificate signed by both our chief executive officer and chief financial officer certifying as to the satisfaction of the foregoing condition;

-	no Material Adverse Effect shall have occurred since the date of the Merger Agreement, whether or not resulting from a breach by us of any representation, warranty, covenant or agreement in the Merger Agreement, and we deliver to Purchaser and Merger Sub a certificate signed by both our chief executive officer and chief financial officer certifying as to the satisfaction of the foregoing condition;

-	there shall not be instituted or pending any suit, action or proceeding asserted by or before any governmental entity having jurisdiction over us, Purchaser or Merger Sub, and the actions proposed to be taken under the Merger Agreement that is seeking to impose an Antitrust Restraint (as used in the Merger Agreement and this Proxy Statement, “Antitrust Restraint” means: (i) the sale, divestiture, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of Purchaser or any of its affiliates or us or our subsidiary, (ii) the imposition of any limitation or regulation on the ability of Purchaser or any of its affiliates to freely conduct their business or own such assets, or (iii) the holding separate of our shares or any limitation or regulation on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of our shares);

-	Not more than 15% of the persons listed on a schedule to the Merger Agreement shall have either (i) indicated in writing his or her intention to terminate his or her employment with us or our subsidiary at any time following the effective time of the Merger or (ii) terminated his or her employment with us or our subsidiary at or prior to the effective time of the Merger; and; and

-	the Required Governmental Consents that have been obtained shall have been obtained without the imposition of any term, condition or consequence the acceptance of which could reasonably be expected to materially impair the benefits to Purchaser reasonably expected, as of the date of the Merger Agreement, to be realized from the consummation of the Merger.

        We will not be obligated to effect the Merger unless the following conditions are satisfied or waived:

-	each of the representations and warranties of Purchaser and Merger Sub contained in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the effective time of the Merger (except for the representations and warranties that address matters only as of a particular date, which must remain true and correct as of such date), except where the failure of such representations and warranties to be so true and correct does not materially impede the ability of Purchaser or Merger Sub to consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof and applicable law (for purposes of determining the accuracy of such representations and warranties, all qualifications and exceptions relating to materiality contained in such representations and warranties are disregarded);

-	each of Purchaser and Merger Sub must have performed or complied in all material respects with all of its respective agreements and covenants required to be performed or complied with by them at or prior to the closing date; and

-	Purchaser and Merger Sub must deliver to us a certificate signed by a duly authorized officer of Purchaser certifying as to the satisfaction of the two foregoing conditions.

Termination

        We and Purchaser, prior to the effective time of the Merger, (in each case, upon the authorization of such party’s board of directors) can terminate the Merger Agreement under certain circumstances, as follows:

-	by mutual written consent of Purchaser and us;

-	by either Purchaser or us:

š	if the effective time of the Merger has not occurred by May 22, 2009, which date will be extended to August 22, 2009, if on May 22, 2009 all of the closing conditions have been satisfied or waived (except for conditions that by their nature are only to be satisfied as of the closing of the Merger) other than the conditions relating to injunctions or restraints imposed on the Merger by governmental entities (if the applicable injunction or restraint is temporary or preliminary), such date, as applicable, referred to as the End Date, so long as this right to terminate the Merger Agreement will not be available to a party whose failure to comply with, or breach of, any provision of the Merger Agreement was a primary cause of or resulted in the failure of the Merger to be completed by such date;

š	if any law or legal requirement makes the consummation of the Merger illegal or if a government entity of competent jurisdiction issues an order, decree or ruling or takes any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable, so long as this right to terminate the Merger Agreement will not be available to a party whose action or failure to act has been a principal cause of or resulted in such legal requirement or action; or

š	if our shareholders have not approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, at the Meeting, so long as this right to terminate the Merger Agreement will not be available to us where the action or failure to act of us has been a principal cause of or resulted in the failure to obtain the shareholder approval and such action or failure to act constitutes a material breach by us of the Merger Agreement.

-	by us if:

š	we are not in material breach of our obligations under the Merger Agreement, and if Purchaser has breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of Purchaser’s representations or warranties shall have become untrue, in either case such that Purchaser will not be able to satisfy the closing conditions in the Merger Agreement applicable to its representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable prior to the applicable End Date then we may not terminate the Merger Agreement until the end of a twenty day cure period and so long as Purchaser continues to use all reasonable efforts to cure such breach during such twenty day cure period; or

š	if our Board of Directors effects a Change of Recommendation pursuant to the Merger Agreement, in which our Board of Directors shall have determined to accept or enter into a transaction related to a Superior Proposal that was the subject of such Change of Recommendation; so long as in advance of or concurrently with such termination we pay the Termination Fee and the Expense Reimbursement in the manner provided for in the Merger Agreement.

-	by Purchaser if:

š	Purchaser is not in material breach of its obligations under the Merger Agreement, and if we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties shall have become untrue, in either case such that we will not be able to satisfy the closing conditions in the Merger Agreement applicable to our representations, warranties, covenants and agreements; provided, that if such inaccuracy or breach is curable prior to the applicable End Date, then Purchaser may not terminate the Merger Agreement until the end of a twenty day cure period and so long as we continue to use all reasonable efforts to cure such breach during such twenty day period; or

š	at any time prior to the time our shareholder approval has been obtained, a “Triggering Event” with respect to us or a material breach of the sections of the Merger Agreement relating to the meeting of our shareholders, Board of Directors recommendation or the handling of Alternative Transaction Proposals.

A “Triggering Event” shall be deemed to have occurred if:

-	we fail to call or hold the shareholders meeting in accordance with the Merger Agreement;

-	our Board of Directors or any committee thereof effects a Change of Recommendation;

-	we fail to include in this Proxy Statement the recommendation of our Board of Directors in favor of the adoption and approval of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby;

-	our Board of Directors fails to reaffirm (publicly, if so requested) its recommendation in favor of the adoption and approval of the Merger Agreement, the approval of the Merger and the other transactions contemplated thereby within 10 business days after Purchaser delivers to us a request in writing that such recommendation be reaffirmed;

-	our Board of Directors or any committee thereof shall have approved or recommended, or we enter into any letter of intent or other agreement regarding an Alternative Transaction Proposal; or

-	within ten business days after a tender or exchange offer by a third person or party publishing, sending or giving to our security holders a tender or exchange offer relating to our securities, we fail to send a statement to our security holders disclosing that our Board of Directors recommends rejection of such tender or exchange offer.

Fees and Expenses

        Termination Fee. The Merger Agreement requires that we pay Purchaser a termination fee of $3,422,000, or the Termination Fee, if:

-	we or Purchaser terminate the Merger Agreement because the effective time of the Merger has not occurred by the applicable End Date, so long as (i) prior to such termination there has been disclosure publicly or to any of our directors or officers of an Alternative Transaction Proposal and (ii) within 12 months following the date of such termination an acquisition of us is consummated or we enter into a definitive agreement with respect to an acquisition of us;

-	we or Purchaser terminate the Merger Agreement because our shareholders have not approved and adopted the Merger Agreement, and approved the Merger and the other transactions contemplated by the Merger Agreement, at the Meeting, and (i) prior to such termination there has been disclosure publicly or to any of our directors or officers of an Alternative Transaction Proposal and (ii) within 12 months following the date of such termination an acquisition of us is consummated or we enter into a definitive agreement with respect to an acquisition of us;

-	Purchaser terminates the Merger Agreement because at any time prior to the time our shareholder approval has been obtained, a Triggering Event (defined above) with respect to us or a material breach of the sections of the Merger Agreement relating to the meeting of our shareholders, Board of Directors recommendation or the handling of Alternative Transaction Proposals occurs;

-	Purchaser is not in material breach of its obligations under the Merger Agreement and terminates the Merger Agreement because we have breached any representation, warranty, covenant or agreement set forth in the Merger Agreement, or if any of our representations or warranties shall have become untrue, in either case such that we will not be able to satisfy the closing conditions applicable to our representations, warranties, covenants and agreements; and such inaccuracy or breach is not curable prior to the applicable End Date or not cured within the twenty day cure period and (i) prior to such termination there has been disclosure publicly or to any of our directors or officers of an Alternative Transaction Proposal and (ii) within 12 months following the date of such termination an acquisition of us is consummated or we enter into a definitive agreement with respect to an acquisition of us; or

-	we terminate the Merger Agreement because our Board of Directors effects a Change of Recommendation pursuant to the Merger Agreement, in which our Board of Directors shall have determined to accept or enter into a transaction related to a Superior Proposal that was the subject of such Change of Recommendation.

        As used in the Merger Agreement and in this Proxy Statement, an “acquisition” of us means, for the purposes of fees and expenses, only, with respect to us, any of the following transactions (other than the transactions contemplated by the Merger Agreement):

-	any purchase or acquisition by any person or group of more than a 50% interest in the total outstanding voting securities of us or our subsidiary, or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 50% or more of the total outstanding voting securities of us or our subsidiary;

-	any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Scopus pursuant to which the equity interests held in Scopus and retained following such transaction or issued to or otherwise received in such transaction by our shareholders immediately preceding such transaction constitute less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof; or

-	any sale, lease, exchange, transfer, license (other than in the ordinary course of business consistent with past practices) or other disposition (including by way of joint venture) by us of assets (including share capital or other ownership interests in our subsidiary) representing 25% or more of the aggregate fair market value of the consolidated assets of us and our subsidiary, taken as a whole, immediately prior to such sale.

        Expense Reimbursement. We are required to pay Purchaser up to an aggregate amount of $856,000 of all reasonable and documented out-of-pocket expenses of Purchaser and its subsidiaries, including reasonable and documented fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants, incurred by Purchaser and its subsidiaries or on their respective behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby if the Merger Agreement is terminated by Purchaser or us pursuant to certain circumstances specified in section 8.3(b) of the Merger Agreement.

        Interest and Costs. If we fail to pay in a timely manner either the Termination Fee or the Expense Reimbursement, and, in order to obtain such payment, Purchaser makes a claim that results in a judgment against us, we shall pay to Purchaser the reasonable costs and expenses of Purchaser (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due.

        Other Fees and Expenses. All other fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses whether or not the Merger is consummated, except that we and Purchaser will share equally the filing fee required for all pre-merger notifications and reports forms under applicable antitrust laws. Payments made pursuant to the Fees and Expenses section of the Merger Agreement shall be in addition to any other rights, remedies and relief of us, Purchaser or the Merger Sub.

Additional Covenants

        The Merger Agreement provides, in Article VI thereof, for a number of additional covenants and agreements of the parties relating, among other things, to:

-	the content and procedures of preparing and mailing the proxy statement;

-	confidentiality and access to information;

-	public disclosure;

-	filings with government entities;

-	third party consents;

-	equity awards and employee matters;

-	indemnification and insurance of directors and officers;

-	no modification of representations, warranties, covenants or agreements;

-	takeover statutes;

-	insurance approval; and

-	Israeli approvals.

Certain Additional Agreements – Voting Agreements

        Contemporaneously with the execution and delivery of the Merger Agreement and as a condition and inducement to Purchaser and Merger Sub to enter into the Merger Agreement, certain of our directors and executive officers as well as certain of our principal shareholders holding, in the aggregate, approximately 50% of the outstanding Scopus Shares have executed Voting Agreements in favor of the Purchaser under which each of those shareholders have agreed, among other things, to (i) vote in favor of the Merger, approval and adoption of the Merger Agreement and any other matter that is reasonably necessary to facilitate the Merger, and against any Alternative Transaction Proposal and any other matter that might reasonably be expected to prevent, delay, postpone or frustrate the purposes of the Merger, and (ii) granted irrevocable proxies to certain representatives of the Purchaser granting such representatives the right to vote such shares as specified in clause (i).

        The shareholders have entered into the Voting Agreements only in their capacities as shareholders of Scopus and may vote such shares on all other matters submitted to Scopus shareholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the Merger, except in the case of the Voting Agreement with a few key shareholders which terminate upon the earliest to occur of (A) termination of the Merger Agreement; (B) the effectiveness of the Merger; and (C) the lapse of five months following the date of signing of the Merger Agreement.

Amendment, Extension and Waiver of the Merger Agreement

        The Merger Agreement may be amended, whether before or after any vote of our shareholders, by written agreement of the parties to the Merger Agreement, at any time prior to the effective time of the Merger, so long as:

-	no amendment that requires further shareholder approval under applicable law or the rules of the NASDAQ after shareholder approval of the Merger Agreement has been obtained will be made without such required further approval; and

-	such amendment has been duly authorized by Purchaser, Merger Sub and Scopus and duly approved by their respective boards of directors or a duly designated committee thereof.

        At any time prior to the effective time of the Merger and unless prohibited by applicable laws, Purchaser and Merger Sub, on the one hand, and Scopus, on the other hand, may in a written instrument (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered under the Merger Agreement or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

MARKET PRICE INFORMATION

        Scopus Shares are listed for trading on the NASDAQ Global Market under the symbol “SCOP.” The following tables set forth the high and low closing market prices for Scopus Shares on the NASDAQ Global Market for the periods indicated:

	Price (in $US)		Average Daily Trading
	High	Low	Volume

Year Ended December 31, 2006:	8.15	3.11	32,553

Year Ended December 31, 2007:
First Quarter	5.95	3.86	40,418
Second Quarter	5.78	4.5	12,721
Third Quarter	5.45	4.62	20,478
Fourth Quarter	6.75	4.75	11,436

Year Ended December 31, 2008:
First Quarter	5.75	3.6	31,261
Second Quarter	4.81	3.63	9,878
Third Quarter	5	3.64	3,823
Fourth Quarter	5.42	2.95	21,334

Most Recent Six Months:
July 2008	5	3.64	8,000
August 2008	4.95	4.14	1,157
September 2008	4.75	4.1	2,114
October 2008	4.73	3.58	1,623
November 2008	4.3	2.95	3,147
December 2008	5.42	3.21	57,650

        On December 22, 2008, the last full trading day prior to the public announcement of the Merger, the closing price for the Scopus Shares was US$3.84 per share. On January 5, 2009, the most recent practicable date before this Proxy Statement was printed, the closing price for the Scopus Shares on the NASDAQ Global Market was US$5.40 per Scopus Share.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SCOPUS SHARES.

BENEFICIAL OWNERSHIP OF SCOPUS SHARES

Major Shareholders

        The following table sets forth certain information as of January 1, 2009 concerning the persons or entities known to us to own beneficially, unless otherwise indicated, more than 5% of the outstanding Scopus Shares. The information presented in this table is based on 14,260,348 Ordinary Shares outstanding as of January 1, 2009. None of the holders of the Scopus Shares listed in this table have voting rights different from other holders of Scopus Shares.

Name and Address of Beneficial Owner	Number of Outstanding Shares Owned	Shares Beneficially Owned	Percentage Ownership

Optibase Ltd.	5,105,223	5,105,223	35.8%
AWM Investment Company Inc.	2,841,167	2,841,167	19.9%
S Squared Technology	901,000	901,000	6.3%
Pitango Venture Capital Fund III	842,066	842,066	5.9%
Polar Securities Inc.	827,744	827,744	5.8%

Directors and Senior Managers

        The following table sets forth, as of January 1, 2009, the number of ordinary shares beneficially owned by (i) each of our directors and officers and (ii) our directors and officers as a group.  The information in this table is based on 14,260,348 ordinary shares outstanding as of January 1, 2009. The number of ordinary shares beneficially owned by a person includes ordinary shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, January 1, 2009. The ordinary shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership in the table below.

Name of Beneficial Owner	Number of Outstanding Shares Owned	Total Number of Shares Beneficially Owned	Percentage of Ownership

David Mahlab, Chairman of the Board	46,765	597,188	3.8%
Yaron Simler, CEO and Director	-	449,810	2.9%
Moshe Eisenberg, Chief Financial Officer	-	-	*
Adi Bonen	-	-	*
Ovadia Cohen, VP, Marketing	-	-	*
Shimon Shanor, VP Sales	-	-	*
Gadi Canfi, VP Professional services	-	-	*
Shlomo Arbiv, VP, Finance	-	-	*
Moshe Rousso, VP, Research and Development	-	-	*
Ronit Kalujny, VP, Operations	-	-	*
Sharon Witzrabin, VP, Human Resources	-	-	*
Jackie Goren (Rozenblum), Director	-	-	*
Moshe Ran, Director	-	-	*
Tali Yaron Eldar, Director	-	-	*
Alex Hilman, Director	-	-	*
Orit Leitman, Director	-	-	*
Total for the group	66,808	1,485,052	10.0%

* Less than 1% of the outstanding ordinary shares.

INDEPENDENT PUBLIC ACCOUNTANTS

        Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2007.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

        The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Scopus and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

-	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on April 14, 2008; and

-	Reports of Foreign Issuer on Form 6-K submitted following April 14, 2008.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Scopus Shares.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JANUARY 6, 2009. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, DAVID MAHLAB Chairman of the Board of Directors

Rosh Ha'ayin, Israel
January 6, 2009